      As filed with the Securities and Exchange Commission on March 12, 1998

                                Registration No.
                                    333-38031

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2/A
                         Post-Effective Amendment No. 1
                             Registration Statement
                                    Under The
                             Securities Act of 1933


                              HALSTEAD ENERGY CORP.
                 (Name of Small Business Issuer in its Charter)

         Nevada                      4925                    87-0446395
    (State or Other      (Primary Standard Industrial     (I.R.S. Employer
    Jurisdiction of       Classification Code Number)    Identification No.)
    Incorporation or
     Organization)
                                33 Hubbells Drive
                            Mt. Kisco, New York 10549
                                 (914) 666-3200

(Address and Telephone Number of Principal Executive Offices and Principal Place
                                  of Business)

                             Ms. Claire E. Tarricone
                                    President
                                33 Hubbells Drive
                            Mt. Kisco, New York 10549
                                 (914) 666-3200
                     (Name, Address and Telephone Number of
                               Agent For Service)

                                 With a copy to:
                              Paul J. Pollock, Esq.
                             Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6280

      Approximate Date of Proposed Sale to the Public: From time to time after the effective date of this registration statement.
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________

     If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------
    Title of Each                       Proposed      Proposed
       Class of                          Maximum       Maximum
      Securities           Amount       Offering      Aggregate     Amount of
        to be              to be          Price       Offering    Registration
      Registered         Registered    Per Unit(1)      Price          Fee

-------------------------------------------------------------------------------
Common Stock             2,170,488        $2.25      $4,883,598    $1,479.88
-------------------------------------------------------------------------------

TOTAL REGISTRATION FEE                                             $1,479.88
-----------------------===============----------------------------==============
(1) Represents the average of the closing bid and asked prices of the Common Stock of the Registrant on October 13, 1997.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 PROSPECTUS


                              HALSTEAD ENERGY CORP.
                        2,340,035 Shares of Common Stock

                             --------------------


     The 2,340,035 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock"), of Halstead Energy Corp. (the "Company") to which this Prospectus relates are being offered, from time to time, on behalf of and for the respective accounts of Infinity Investors Ltd. ("Infinity") and certain other holders (the "Other Holders"; and individually and collectively, the "Selling Stockholders"), as more fully described herein under "Selling Stockholders." The distribution of the Shares by the Selling Stockholders, or by pledgees, donees, distributees, transferees or other successors in interest, may be affected from time to time by underwriters who may be selected by the Selling Stockholders and/or broker-dealers in one or more transactions (which may involve crosses and block transactions) on the NASDAQ SmallCap Stock Market or other over-the-counter markets or, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with rules of such over-the-counter markets or exchanges, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the distribution of the Shares or otherwise, the Selling Stockholders may enter into hedging or option transactions with broker-dealers and may sell Shares short and deliver the Shares to close out such short positions. The Company has agreed to indemnify the Selling Stockholders, underwriters who may be selected by the Selling Stockholders, and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution" and "Selling Stockholders."



The Company has agreed to pay all expenses of registration in connection with this offering but will not receive any of the proceeds from the sale of the Shares being offered hereby. All brokerage commissions and other similar expenses incurred by the Selling Stockholders will be borne by it or them, as the case may be. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company.


                             -------------------

 See "Risk Factors," beginning on Page 4, for information and a discussion of certain factors that should be considered by prospective investors.

                             -------------------


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -------------------


               The date of this Prospectus is March 12, 1998.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission") (file no. 000-25660). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facility maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611). Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.
Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company's Exchange Act filings are also available to the public on the Commission's Internet site (http://www.sec.gov).

      This Prospectus, which constitutes part of a registration statement on Form SB-2 filed with the Commission under the Securities Act by the Company, omits certain of the information contained in the registration statement. Reference is hereby made to the registration statement and to the exhibits to the registration statement for further information about the Company and the Common Stock. Statements in this Prospectus concerning provisions of documents are summaries of such documents, and each statement is qualified by reference to the copy of the applicable document filed with the Commission. Copies of such material, including the complete registration statement and the exhibits, can be inspected, without charge at the offices of the Commission, or obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.



                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and must be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all dollar amounts in this Prospectus are stated in the lawful currency of the United States, (ii) all information in this Prospectus assumes no exercise of any outstanding option or warrant to acquire shares of the Company's Common Stock, and (iii) all references herein to the Company include the subsidiaries and divisions of the Company.

                                   THE COMPANY


      Halstead Energy Corp. (the "Company") was originally incorporated in the State of Utah on January 15, 1986 under the name of Technical Analysis, Inc. Effective October 8, 1990, the Company changed its corporate domicile to the State of Nevada. On August 5, 1993 the Company acquired Halstead Quinn Propane, Inc. ("HQ Propane") in exchange for 2,170,000 shares of the Company's Common Stock. Simultaneously with such acquisition, the Company changed its name to Halstead Energy Corp. The address of the Company's principal executive office is 33 Hubbells Drive, Mt. Kisco, New York 10549, and its telephone number is (914) 666-3200.

      The Company's operating entities are engaged in the wholesale and/or retail distribution of, and the provision of services relating to, fuel oil, liquid propane gas, gasoline and diesel fuel primarily in Westchester, Putnam, Dutchess, Rockland and surrounding counties in New York State. The Company has four principal operating divisions: HQ Propane, a wholly-owned subsidiary of the Company, and Halstead Quinn Terminal ("HQ Terminal"), HQ Gasoline ("HQ Gasoline") and Dino Oil ("Dino"), which are separate divisions of HQ Propane. The business of White Plains Fuel, Inc. ("WPF"), a Hawthorne, New York-based retail distributor of fuel oil and diesel fuel which was acquired by the Company in June 1995, is being operated by a third party under the terms of a four (4) year lease.

     HQ Propane (formerly Halstead Quinn Fuel Oil Co., Inc.), based in central Westchester County in Mt. Kisco, New York, was established in 1946 and since 1958 has been a retail distributor of liquid propane gas and propane equipment and also provides services related thereto. A. Tarricone, Inc. ("ATI") acquired HQ Propane in 1975 and subsequently spun it off to its stockholders in December 1992. In July 1996, HQ Propane acquired the customer list and certain other assets of E. F. Osborn & Sons, a Pawling, New York-based retail propane distributor. Approximately 80% of HQ Propane's customers are Westchester County residents and businesses, and the remaining 20% are located throughout the surrounding counties of Putnam and Dutchess in New York State. Of HQ Propane's customers, approximately 78% use propane for hot water heating and cooking; approximately 16% use propane for pool heating; and approximately 6% use propane for home heating. Because hot water heating and cooking use is relatively constant throughout the year, HQ Propane's business is not subject to significant seasonal variation.

      In September 1996, the Company acquired certain assets of Dino Oil, Inc., a Bronx, New York-based commercial gasoline distributor. The addition of the Company's Dino Oil division has broadened the Company's marketing region by providing the Company with customer accounts (including various service stations and fleet garages) located in the Bronx, Queens, Brooklyn, and Manhattan, as well as Nassau, Suffolk and Westchester counties.

      HQ Terminal owns and operates a deep water terminal in Yonkers, New York near the New York City border. The five million gallon terminaling facility allows for the wholesale distribution of fuel oil, gasoline and diesel fuel, and also provides storage facilities for other petroleum companies through warehousing agreements know as thru-puts. The Company's own product requirements are often supplied through this facility. Pending the approval of HQ Propane's application with New York State for a terminal operator's license, the facility is being operated on its behalf by ATI.

      HQ Gasoline operates 25 retail gasoline stations throughout eastern New York State under the trade names "ATI" and "Gulf." The operation of gasoline stations allows the Company to offset, in part, the seasonal fluctuations that affect the Company's wholesale fuel oil distribution division. Each station is combined with either a convenience store and/or an automotive repair shop. Nine of the 25 gasoline stations are leased from ATI.

                                  RISK FACTORS

      An investment in the shares of Common Stock offered hereby involves a high degree of risk and is speculative in nature. Prospective investors should carefully consider the following risk factors, as well as others described elsewhere in this Prospectus, relating to the business of the Company and this offering. The discussion below highlights some of the more important risks regarding the Company and this offering. The risks highlighted below should not be assumed to be the only factors that could affect future performance. In addition, the discussion in this Prospectus regarding the Company and its business and operations contains "forward-looking statements." Such statements consist of any statement other than a recitation of a historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative of any thereof or other variations thereon or comparable terminology. Prospective investors are cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. The Company does not have a policy of updating or revising forward-looking statements, and thus it should not be assumed that silence by management of the Company over time means that actual events or results are occurring as estimated in such forward-looking statements.

ATI Bankruptcy


     On June 10, 1997, A. Tarricone, Inc. ("ATI"), the former parent of the Company's operating subsidiaries and divisions (ATI is wholly-owned by Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone, directors of the Company and its executive officers), filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code (the "Code"). ATI has continued in possession of its property and in the management of its affairs as a debtor-in-possession under the applicable provisions of the Code. In connection with the bankruptcy proceeding, the Company has asserted (and ATI has acknowledged) pre-petition claims arising under a receivable from ATI in the amount of $3,877,563 and pre-petition liens on certain leasehold interests. The proceeding is before the United States Bankruptcy Court, Southern District of New York, and is referenced as "A. Tarricone, Inc., 97B21488." The Company has determined that its asserted pre-petition liens may not have been properly "perfected," in which case the Company would be deemed an unsecured creditor (rather than a secured creditor) in the proceeding. If it were ultimately determined by the court that the Company's status in the proceeding is that of an unsecured creditor, the Company's legal basis for recovery would be materially, adversely affected. The Company is pursuing all appropriate avenues to protect its interests in this regard. However, there can be no assurance that the indebtedness and the liens asserted by the Company in this proceeding will be recognized or given full effect, that the same will not be challenged, modified or reduced, that all or any portion of such indebtedness will be repaid to the Company or that the Company will otherwise be successful in protecting its interests. In this regard, management has elected to write-off, and has taken as a charge against earnings as a bad debt expense, in the fourth quarter of fiscal 1997, the entire amount of the receivable due from ATI at June 10, 1997, i.e., $3,877,563. Additionally, all executory contracts between ATI and the Company are susceptible to rejection, at the election of ATI, under the applicable provisions of the Code. Furthermore, any transfers from ATI to the Company on account of antecedent debt (of ATI to the Company) during the one-year period prior to the date of filing of ATI's voluntary petition may be subject to avoidance under the applicable provisions of the Code. The occurrence of any such circumstances may have a material adverse effect on the Company.


Licensing

      The Company's principal terminal facility is currently being operated by ATI pending the approval of the Company's application with the State of New York for a terminal operator's and diesel motor fuel license. There can be no assurance about the prospect of obtaining the approval of such licenses. The Company has been advised by counsel that, pending the conclusion of ATI's bankruptcy proceeding, ATI will continue to maintain such licenses, and thus that ATI will be able to continue operating the Company's terminal and diesel motor fuel businesses. However, there can be no assurance that at the conclusion of such proceeding, if the result were a liquidation of ATI (and therefore a termination of such licenses), that the Company would by that time have received its own licenses or would have been able to contract with another entity to operate such businesses. The occurrence of any of these circumstances could have a material and adverse effect on these businesses and on the Company.

Seasonal Factors

      The Company's retail gasoline business, while not seasonal, is subject to use patterns that vary based on the time of the year. The Company's wholesale fuel oil business is seasonal, as a substantial portion of its business is conducted during the fall and winter months. As this is the case, weather patterns during the winter months can have a material adverse impact on its fuel oil revenues. Although temperature levels for the heating season have been relatively stable over time, variations can occur from time to time, and warmer than normal winter weather will adversely affect the results of the Company's fuel oil operations.

Competition from Alternate Energy Sources

      The Company competes for customers in its wholesale fuel oil and retail propane distribution businesses with suppliers of alternate energy products, principally natural gas and electricity. Over the past few years, a small percentage of HQ Propane's customers have converted to other sources, primarily natural gas. In addition, the Company may lose additional customers due to conversions during periods in which the cost of its products exceeds the cost of such alternative energy sources.

Competition for New Customers

      The Company's business is highly competitive. In addition to competition from alternative energy sources, HQ Propane competes with propane distributors offering a broad range of services and prices, from full service distributors similar to HQ Propane, to those offering delivery only. Competition with other companies in the propane industry is based primarily on customer service and price. Longstanding customer relationships are typical in the retail propane industry. Many companies in the industry, including HQ Propane, deliver propane to their customers based upon weather conditions and historical consumption patterns without the customers having to make an affirmative purchase decision each time propane is needed. In addition, most companies, including HQ Propane, provide propane equipment repair service on a 24 hour a day basis, which tends to build customer loyalty. As a result, HQ Propane may experience difficulty in acquiring new retail customers due to existing relationships between potential customers and other propane distributors.

      Competition in the retail gasoline business is based on price, appearance, location and value added services. Many of HQ Gasoline's competitors are large multinational oil companies and have greater resources and/or a longer track record for their operations and can offer the convenience of their own credit cards. There can be no assurance that future actions by such competitors will not have a material adverse effect on the Company's business operations.

Insurance

      Companies engaged in the petroleum products distribution and storage business may be sued for substantial damages in the event of an actual or alleged accident or environmental contamination. The Company maintains $1,000,000 of liability insurance and $5,000,000 of excess liability insurance. There can be no assurance that the Company will be able to continue to maintain liability insurance at a reasonable cost in the future, or that a potential liability will not exceed the coverage limits. Nor can there be any assurance that the amount of insurance carried by the Company will enable it to satisfy any claims for which it might be held liable resulting from the conduct of its business operations.

Environmental/Governmental Regulation

      Regulations regarding underground storage tanks ("USTs") including those at service stations, have been issued by the U.S. Environmental Protection Agency (the "EPA") . The regulations cover the design, construction and installation of new UST systems, and require that existing systems meet certain EPA standards by December 1998. The regulations require that owner/operators of UST systems demonstrate financial responsibility for the cleanup of spills or releases, and/or to compensate third parties for any resulting damages. In January 1994, HQ Propane was served with a complaint alleging that the Company discharged petroleum products onto certain leased property and seeking $106,173 in damages for the costs of clean up and removal of the contaminated soil and an additional $300,000 for diminution of value. Although the Company has retained outside counsel and is vigorously defending itself in this lawsuit, there can be no assurance that such defense will be successful or that such litigation will not have a material adverse effect on the Company. See "Legal Proceedings." Although the Company has an ongoing program for maintenance, testing, retrofitting, or replacement of USTs, there can be no assurance that potential problems will be discovered before a spill or release occurs. Although the Company believes that adequate pollution insurance is being maintained to cover its primary environmental-related loss contingencies, there can be no assurance that such insurance will be maintained at current levels or that even if so maintained will cover all loss contingencies.

Growth Dependent Upon Acquisitions

      Management of the Company believes that future growth will require acquisitions of other petroleum product businesses. There can be no assurance, however, that the Company will be able to identify new acquisition candidates or, even if a candidate is identified, that it will have access to the capital necessary to consummate such acquisitions.

Possible Need for Financing

      The Company's ability to meet its future capital requirements will depend on many factors, including, but not limited to, the success of the Company's expansion efforts and the response of competitors to the Company's efforts. If the Company's cash flow is not sufficient to support its operations and expansion plans, the Company may curtail its expansion and gasoline station renovation plans, or the Company may seek to sell additional shares of its Common Stock or other securities or to borrow funds. There can be no assurance that any such financing will be available to the Company or, if available, that such financing will be available on favorable or affordable terms. The inability of the Company to obtain necessary additional financing would adversely affect the Company's operations.

Supply of Petroleum Products


     One major supplier provides the Company with its propane product requirements. The loss of such supplier could have a material adverse effect on the Company. Three major suppliers the Company with its gasoline requirements. Approximately 20% of such requirements are met by Gulf Oil pursuant to an agreement with the Company. All of the fuel oil and diesel fuel product requirements of the Company's customers are met by ATI.


      Management believes that if the Company's supply of any of the foregoing products was interrupted, the Company would be able to secure adequate supplies from other sources without a material disruption in its operations. However, there can be no assurance that adequate supplies of such petroleum products will be readily available in the future.

Dependence on Management and Key Personnel

      The success of the Company will depend to a considerable degree on the continued services of Claire E. Tarricone, the Company's President, Anthony J. Tarricone, the Company's Vice President and Secretary, and Joseph A. Tarricone, the Company' s Vice President and Treasurer. The loss of the services of any such person could have a material adverse effect on the Company. The Company does not maintain any key-man insurance on the life of any of the Tarricones. In addition, the success of the Company will depend, among other factors, upon the successful recruitment and retention of additional highly-skilled and experienced management and technical personnel. The inability to attract and retain qualified employees could adversely affect the Company's business.

Control by Members of the Tarricone Family


     Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone are siblings and jointly beneficially own approximately 46% of the Company's outstanding Common Stock prior to the conversion of any shares of Preferred Stock or the exercise of any options or warrants. Further, the Tarricones collectively beneficially own options and warrants to purchase an additional 1,238,275 shares of Common Stock. If all of such options and warrants were exercised (but no other options or warrants were exercised or preferred stock converted), the Tarricones would jointly beneficially own approximately 57% of the outstanding Common Stock. In addition, the Tarricones are parties to a buy/sell agreement pursuant to which, upon the death or disability of any of them, the others are required to purchase the shares owned by such deceased or disabled stockholder. Since the Company's Articles of Incorporation do not provide for cumulative voting, the Tarricone family, by virtue of their beneficial stock ownership and the buy/sell agreement, may be in a position to elect, and continue to elect, all of the Company's directors and continue to control the Company's affairs and operations.

Conflicts of Interest

      Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone are also the sole officers, sole stockholders and represent a majority of the directors of ATI. HQ Propane has entered into agreements with ATI under which it (i) leases 9 of the 25 service stations comprising its HQ Gasoline division from ATI and pays rent for the service stations in the amount of approximately $19,000 per month; (ii) pays a monthly management and royalty fee to ATI for various services provided to HQ Propane by ATI in the amount of $30,000 per month; and
(iii) is supplied with substantially all of its fuel oil and diesel fuel supplies by ATI at ATI's cost plus one quarter of one cent ($.0025) per gallon purchased. While the Company believes that such transactions were on terms no more favorable than that which could have been obtained from an unrelated party, there can be no assurance that the Company is correct in such belief.

      ATI also operates retail gasoline service stations in addition to those that are leased to HQ Gasoline. Accordingly, service stations that are owned by ATI may compete with HQ Gasoline, and conflicts may arise over whether prospective service station acquisition opportunities are to be taken by the Company or ATI.

      As a result of the foregoing, both present and future conflicts of interest may exist with respect to matters involving ATI which are brought before the Tarricones as officers or directors by virtue of their positions with and ownership of ATI.

Concentration of Voting Power; Anti-Takeover Provisions

      The Company's board of directors has the authority to issue shares of Preferred Stock and to determine the price, rights, preferences and privileges, including voting rights, of those shares without any further action by the Company's stockholders. The rights of holders of the Company's Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock. The board of directors has already designated and issued Series A 7.5% Cumulative Convertible Redeemable Preferred Stock of the Company (the "Series A Preferred Stock") and the Series B Preferred Stock. Any future designation and issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire control of the Company. The Company is also subject to the provisions of the Nevada General Corporation Law regulating business combinations, takeovers and control share acquisitions, which also might hinder or delay a change in control of the Company. Anti-takeover provisions that could be included in the Preferred Stock when designated and issued and the Nevada statutes can have a depressive effect on the market price of the Company's Common Stock and can prevent the Company's stockholders from realizing a premium on the sale of their shares by discouraging takeover and tender offer bids.

Possible Volatility of Stock Price

      The market price of the Common Stock has been highly volatile. Quarterly operating results of the Company, changes in general conditions in the economy, the financial markets, or the energy industry, changes in financial estimates by securities analysts or failure by the Company to meet such estimates, litigation involving the Company, actions by governmental agencies or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In particular, the stock market may experience significant price and volume fluctuations which may affect the market price of the Common Stock for reasons that are unrelated to the Company's operating performance and that are beyond the Company's control.

Outstanding Warrants, Options and Convertible Securities


     As of March 1, 1998, the Company had outstanding options and warrants to purchase an aggregate of 2,046,125 shares of Common Stock. The Company has also reserved up to an additional 216,000 shares of Common Stock for issuance upon exercise of options which have not yet been granted under the Company's stock option plan. In addition, the shares of Series A Preferred Stock and Series B Preferred Stock are currently convertible into 2,338,508 shares of Common Stock. Holders of such warrants and options are likely to exercise them, and holders of such convertible securities may convert them, when in all likelihood the Company could obtain additional capital on terms more favorable than those provided by such options, warrants or convertible securities. Further, while its warrants, options and convertible securities are outstanding, the Company's ability to obtain additional financing on favorable terms may be adversely affected.

Possible Future Dilution

      The Company has authorized capital stock of 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"). Insofar as the Company's Articles of Incorporation permit the Company to issue authorized but unissued shares of Common Stock and Preferred Stock without stockholder approval in order to acquire businesses, to obtain additional financing or for other corporate purposes, there may be further dilution of the stockholders' interests.

Possible Delisting of Securities From The Nasdaq SmallCap Market

     The Company's Common Stock is listed on The Nasdaq SmallCap Market. In August 1997, the Nasdaq Stock Market, Inc. ("Nasdaq") adopted new requirements that the Company must meet for continued listing of its Common Stock, including
(i)  maintaining  a bid price of the  Company's  Common Stock of at least $1.00,
(ii) having at least $2,000,000 in net tangible assets, (iii) maintaining a public float of at least 500,000 shares of Common Stock having a market value of at least $1,000,000, and (iv) complying with certain corporate governance requirements, such as electing at least two independent directors. If the Company does not meet NASDAQ's continuing listing criteria, the Common Stock will be subject to delisting. As a result of delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Common Stock. Additional sales practice requirements would be imposed on broker-dealers who sell such securities to persons other than established customers and accredited investors. Consequently, the rule affects the ability of holders of the Common Stock, including purchasers in this offering, to sell their Common Stock in the secondary market. Delisting from The Nasdaq SmallCap Market may also cause a decline in share price, loss of news coverage of the Company and difficulty in obtaining subsequent financing.
Dividends on Common Stock

      The Company has not paid any dividends on shares of its Common Stock, and the Company has no plans to pay any dividends. For the foreseeable future, it is anticipated that earnings, if any, which may be generated from the Company's operations will be used to finance the growth of the Company and that cash dividends will not be paid to holders of Common Stock.

Possible Preferred Stock Issuance


      The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the Company's stockholders, and may include voting rights (including the right to vote as a class on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. As of December 29, 1997, 168,020 shares of Series A Preferred Stock and 560,126 shares of Series B Preferred Stock are outstanding. The issuance of any additional Preferred Stock could affect the rights of the holders of the Common Stock and, therefore, reduce the value of the Common Stock and make it less likely that holders of Common Stock would receive a premium for the sale of their shares. In particular, specific rights granted to future holders of Preferred Stock could be issued to restrict the Company's ability to merge with or sell its assets to a third party, thereby preserving control of the Company by present owners and preventing a takeover of the Company. Any such issuance could adversely affect holders of the Company's Common Stock who might want to vote in favor of a proposed merger, asset sale or other transaction.


                                 USE OF PROCEEDS


     All of the Shares offered hereby are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Stockholders."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended November 30, 1997 Compared to Three Months Ended November 30, 1996.



     Revenues for the three months ended November 30, 1997, decreased by $786,680 to $3,981,754 from $4,768,434 for the three months ended November 30, 1996. The decrease is primarily due to lost home heating oil sales revenue resulting from the sale of the Rockland Fuel Oil customer list of approximately $419,100. Commercial gasoline sales declined by $241,600 as a result of competitive market pricing. In addition, thru-put income declined by approximately $94,900.



     Cost of sales for the three months ended November 30, 1997 decreased by $744,863 to $3,008,587 from $3,753,450 for the three months ended November 30, 1996. This decrease is due to lower product purchases of home heating oil of $298,200 due to the sale of the Rockland Fuel Oil customer list, lower product purchases of gasoline of approximately $495,800 and a decrease in commercial account deliveries. These cost decreases were partially offset by an increase in all other purchases of approximately $49,100 as compared to the same period during the prior year. The percentage of cost of goods to sales for the three months ended November 30, 1997 and 1996 are 75.6% and 78.7% respectively. The decrease is primarily due to increased gross profit from retail gasoline and propane sales.



     Selling, General and Administrative Expenses for the three months ended November 30, 1997 increased by $12,745 to $776,567 from $763,822 for the three months ended November 30, 1996. The increase is primarily due to increased salaries of $71,440, increased equipment leases of $36,881, increased telephone, uniform and selling expenses of $54,877, increased real estate taxes of $2,651, which increases total $165,849. These increased costs were mainly offset by decreases in maintenance and repair and vehicle expense totaling $20,413, decreases in professional fees of $59,025, decreases in insurance of $36,119 and all other decreases totaling $37,547. All such decreases total $153,104 as compared to the same period during the prior year.



     Interest income for the three months ended November 30, 1997 decreased by $61,218 to $11,577 from $72,795 for the three months ended November 30, 1996. This decrease is primarily due to a decrease in the interest income relating to the note receivable due from ATI as compared to the same period during the prior year.



     Interest Expense for the three months ended November 30, 1997 increased by $92,945 to $181,841 from $88,896 for the three months ended November 30, 1996. The increase is due to an increase in certain indebtedness of the Company as compared to the same period during the prior year.



     Depreciation and amortization for the three months ended November 30, 1997 increased by $92,360 to $278,680 from $186,320 for the three months ended November 30, 1996. This increase is due to the additions in fixed assets and a decrease in the estimated lives of certain assets.



     Royalty Expense for the three months ended November 30, 1997 decreased by $25,203 to $0 from $25,203 for the three months ended November 30, 1996. The decrease is primarily due to the reclassification of the expense of purchasing the ATI trademark to an intangible asset. The Company currently recognizes the associated amortization expense.

Year Ended August 31, 1997 Compared to Year Ended August 31, 1996.



     Sales for the year ended August 31, 1997, increased by $3,354,872 to $18,667,132 from $15,312,260 for the year ended August 31, 1996. The increase was due to additional gasoline sales revenue totaling $5,361,011 resulting primarily from the Dino Oil acquisition, and increased propane sales revenue totaling $205,936. These increases in revenue were partially offset by a decrease in home heating oil sales in the amount of $2,135,959 primarily due to a 20% warmer winter, the sale of Rockland Fuel Oil's customer list and lost thru-put income.



     Cost of Sales for the year ended August 31, 1997 increased by $3,943,180 to $14,677,380 from $10,734,200 for the year ended August 31, 1996. This increase was due to additional gasoline product purchase requirements primarily relating to the Dino Oil acquisition of $5,407,280 and increased propane costs of $87,329. These cost increases were partially off-set by lower product purchases for home heating oil in the amount of $1,526,700 primarily attributable to a warmer winter and to the sale of Rockland Fuel Oil's customer list. The percentage of cost of sales to sales for the twelve month periods ending August 31, 1997 and 1966 were 78.6% and 70.1%, respectively. The increase in the percentage of cost of sales to sales of 8.5% was due, in part, to the Dino Oil acquisition, the commercial business of which is characterized by high volume and low gross profit. In addition, seven year record price increases in the cost of gasoline and distilates sharply reduced the gross profit, particularly in the Company's non-residential markets.



     Selling, General and Administrative Expenses for the year ended August 31, 1997 increased by $828,209 to $4,069,135 from $3,240,926 for the year ended August 31, 1996. The increase is primarily due to increased salaries of $551,242, telephone uniforms and selling expense of $31,310, and office expense of $34,625 all of which are primarily due to start up costs associated with the Dino Oil acquisition, increased equipment leases of $118,563, increase in real estate taxes of $78,505 increased insurance of $33,764, increased professional fees of $21,585 and all other expenses totaling a net increase of $36,368 as compared to the previous year. These increases in expenses were partially offset by a decrease in advertising expense of $64,435 and all other expenses totaling a net decrease of $13,318 as compared to last year.



     Bad Debt expense for the year ended August 31, 1997 increased by $4,655,129 to $4,694,998 from $39,869 for the year ended August 31, 1996. The increase in bad debt expenses primarily resulting from the ATI bankruptcy and management's decision to write-off the entire pre-petition note receivable due from ATI of 3,877,563 in addition to the other write-offs of $777,566.



     Depreciation and Amortization for the year ended August 31, 1997 increased by $569,790 to $1,287,674 from $717,884 for the year ended August 31, 1996. The increase is primarily attributable to fixed asset additions of property and equipment of $511,031, leaseholds of $703,000 and a customer list totaling $350,000 for fiscal 1997 and a change in estimated useful lives of certain assets.



     Interest Income for the year ended August 31, 1997 decreased by $96,536 to $5,451 from $101,987 for the year ended August 31, 1996. This decrease is primarily due to the decrease of interest income due from the note receivable from ATI. This amount is partially offset by interest income resulting from invested funds and the note receivable due from the sale of Rockland Fuel Oil's customer list.



     Interest Expense for the year ended August 31, 1997 increased by $9,080 to $407,969 from $398,889 for the year ended August 31, 1996. This increase was primarily due to an increase of indebtedness of the Company.



     Net Rental Income for the year ended August 31, 1997 increased by $84,039 to $502,517 from $418,478 for the year ended August 31, 1996. The increase was due to increased gasoline station and other rental income of $14,039 and the recovery of bad debt previously written-off of additional rents due under a third party lease agreement of approximately $70,400.



     Royalty Expense for the year ended August 31, 1997 decreased by $64,333 to $31,769 from $96,102 for the year ended August 31, 1996. The increase is primarily due to the expense associated with the warrants issued to ATI in exchange for use of the trademark "ATI."



     Other Income for the year ended August 31, 1997 increased by $75,408 to $114,343 from $38,935 for the year ended August 31, 1996. This increase is due to rebates earned from available program connected to gasoline purchases.



     Gain on the sale of asset for the year ended August 31, 1997 increased by $175,667. The increase was due to the sale of the retail fuel oil customer list of Rockland Fuel Oil, Inc., a wholly-owned subsidiary of HQ Propane ("Rockland"), to an independent third party distributor.



     Income Tax Expense for the year ended August 31, 1997 decreased by $102,696 to $ -0- from $102,696 for the year ended August 31, 1996. The decrease is primarily attributable to the Company reporting a net loss.


                                     Page 13

Liquidity and Capital Resources


     Management believes that the Company's diversified business operations and continued growth will result in increased sales revenues and gross profits (subject, of course, to the effects of price increases which are not sufficiently passed through to the customers as referenced below) and result in greater amounts of working capital being generated from operations. However, the Company's growth through acquisition has significantly increased the Company's working capital requirements due to increased gasoline purchase requirements, increases in accounts receivable, and increased operating expenses (including salary expense). Additionally, expenditures relating to the rebuilding of certain of the Company's gasoline stations and certain other capital expenditures have further increased the Company's working capital requirements and have adversely affected the Company's ability to meet the same. As a result, without additional financing, there can be no assurance that the Company will be able to meet its cash requirements for the next twelve months. If it cannot do so, the Company will be forced to scale back its operations. In this regard, the Company will continue to pursue additional financing from a lending facility or an offering of its securities to enable the Company to meet such cash requirements and to accomplish growth through acquisition which the Company is actively pursuing. There can be no assurance that the financing will occur or that the Company can find suitable acquisition in the foreseeable future.



     HQ Gasoline will have to invest approximately $325,000 over the next eleven months in order to meet Federal EPA and State Regulations for underground storage tanks by December 1998. Through November 30, 1997, the mandatory requirements for six of the Company's locations have been completed.



     In addition the Company plans to rebuild 10 of 25 gasoline stations which will generally require $20,000 to $550,000 per location for an aggregate of $1,600,000 (inclusive of the environmental upgrades referenced above). The rebuilds will be phased in over two years in order to minimize volume losses due to "downtime" encountered while each station location is under construction.



     Capital expenditures for the three months ended November 30, 1997 were $81,605. Included in this amount are expenditures for land in the amount of $48,500, and for propane equipment and other equipment and improvements to gas stations and the terminal facility totaling $33,105. Capital expenditures for the year ended August 31, 1997 were $1,214,031. Included in this amount were expenditures for propane and other equipment, improvement to gas stations and the terminal facility, and improvements and/or purchases of trucks and auto totaling $511,032, and leaseholds totaling $703,000.



     On June 8, 1995 the Company acquired all of the capital stock of White Plains Fuel, Inc. in exchange of stock valued at $1,008,128. The shareholders of White Plains Fuel, Inc. received 168,020 shares of newly created Series A - 7.5% Cumulative Convertible Redeemable Preferred Stock of the Company. On various dates throughout the 1997 and 1996 fiscal years, the Company declared dividends on the Series A Preferred for $.45 per share totaling $75,609 in each such year. For the fiscal period ended November 30, 1997, the Company declared dividends on the Series A Preferred Stock totaling $18,902. The fuel oil business of White Plains Fuel, Inc. is conducted by a third party operator under the terms of a four (4) year lease under which HQ Propane receives annual rental income of $288,000.



     On January 10, 1996, a total of 650,000 shares of the Company's Common Stock was reserved for issuance pursuant to the 1996 stock incentive plan for officers, employees, and consultants. The total options granted through November 30, 1997 are 434,000 leaving a balance of 216,000 shares in reserve as of November 30, 1997. Additionally, the Company granted to certain of its officers and employees a total of 1,200,000 options (outside of such plan) on November 14, 1996.



     On March 5, 1996, the Company issued warrants to purchase 297,125 shares of the Company's Common Stock to ATI in exchange for the Company's exclusive use of the "ATI" trademark. The exercise price is equal to the lessor of $4.30 per share or a 40% discount to the average closing bid price. The warrants provide that 59,425 were immediately vested, and the balance become vested in four equal annual installments. The market price at issuance was $4.30 per share



     On September 5, 1996, the Company acquired the customer list of Dino Oil, Inc. in exchange for 200,000 shares of the Company's Common Stock at $1.25 per share and $100,000 cash. The acquisition was accounted for as a purchase and resulted in the recognition of a customer list in the amount of $350,000. Subsequent to the September 5, 1996 acquisition, the Company acquired 4 trucks of Dino Oil at fair market value of $166,226. This amount was financed.



     On June 10, 1997, ATI, the former parent of the Company's operating subsidiaries and divisions (ATI is wholly-owned by Claire E. Tarricone, Anthony
J. Tarricone, and Joseph A. Tarricone, directors of the Company and its executive officers), filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code (the "Code"). ATI has continued in possession of its property and in the management of its affairs as a debtor-in-possession under the applicable provisions of the Code. In connection with the bankruptcy proceeding, the Company has asserted (and ATI has acknowledged) pre-petition claims arising under a receivable from ATI in the amount of $3,877,563 and pre-petition liens on certain leasehold interests. The proceeding is before the United States Bankruptcy Court, Southern District of New York, and is referred as "A. TARRICONE, INC., 97B21488." The Company has determined that its asserted pre-petition liens may not have been properly "perfected," in which case the Company would be deemed an unsecured creditor (rather than a secured creditor) in the proceeding. If it were ultimately determined by the court that the Company's status in the proceeding is that of an unsecured creditor, the Company's legal basis for recovery would be materially, adversely affected. The Company is pursuing all appropriate avenues to protect its interest in this regard. However, there can be no assurance that the indebtedness and the liens asserted by the Company in this proceeding will be recognized or given full effect, that the same will not be challenged, modified or reduced, that all or any portion of such indebtedness will be repaid to the Company or that the Company will otherwise be successful in protecting its interests. In this regard, management has elected to write-off, and has taken as a charge against earnings as a bad debt expense, in the fourth quarter of fiscal 1997, the entire amount of the receivable due from ATI at June 10, 1997, i.e., $3,877,563.
Additionally,   all  executory   contracts  between  ATI  and  the  Company  are
susceptible to rejection, at the election of ATI, under the applicable provisions of the Code. Furthermore, any transfers from ATI to the Company on account of antecedent debt (of ATI to the Company) during the one year period prior to the date of filing of ATI's voluntary petition may be subject to avoidance under the applicable provisions of the Code.



     On December 31, 1996 the Company entered into an agreement with a third party distributor to lease four (4) gasoline stations for a period of 10 years with an option for renewal. The distributor prepaid the Company $149,000 for the first year of rental expense and the Company is carrying $23,353 as deferred income as of November 30, 1997. Simultaneously, the Company terminated the previous third party agreement for $192,907 which resulted in the recovery of bad debt previously written off of approximately $70,400.



     On May 16, 1997 the Company entered into an agreement for the sale of its retail fuel oil customer list to an independent third party distributor. The terms of the sale were $200,000 at closing, $200,000 on the first anniversary, and $127,000 on the second anniversary with interest on outstanding amounts at a rate of 6% per annum. The Company is recording this sale on an installment basis and accordingly, the Company will recognize gain when payments are received. Through August 31, 1997, the Company has recognized $175,667 as gain.



     During the quarter ended February 28, 1997, the Company issued for certain consulting services 400,000 five (5) year warrants dated 2/27/97 at $.41 per warrant exercise price (all of which were exercised during the fiscal quarter ended November 30, 1997), 100,000 five (5) year warrants (10,000 dated 11/04/96, and 90,000 dated 2/18/97) at $.3125 per warrant  exercise price, and 15,000 five
(5) year warrants dated 11/05/96 at $1.00 per warrant exercise price.



     On June 9, 1997, the Company obtained a one-year revolving credit facility in the maximum principal amount of $1,000,000. The maturity date has been extended to September 4, 1998. Interest accrues on outstanding balances at the prime rate plus 10% per annum, subject to a minimum of 17% per annum until June 1, 1998, at which time the minimum will increase to 20% per annum. The credit facility is secured by a security interest in all of the Company's accounts receivable, general intangibles, contract rights and inventory, as well as by the guarantees of Claire E. Tarricone, Joseph A. Tarricone, and Anthony J. Tarricone. As of November 30, 1997, the outstanding principal balance was $815,000.



     On September 24, 1997, the Company, Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone and Infinity Investors Limited ("Infinity") entered into a certain Restructuring Agreement (the "Restructuring Agreement"). Under the terms of the Restructuring Agreement, Infinity agreed to exchange 77, 419 shares of Series B Preferred Stock of the Company and all accrued and unpaid dividends on the outstanding shares of Series B Preferred Stock for the Company's Subordinated Promissory Note in the principal amount of $600,000 (the "Note"). The Note accrues interest at 12% per annum compounded quarterly through September 24, 1999 and accrues simple interest at 12% per annum after September 24, 1999. The Note matures on September 24, 2002, although the Company is required to make mandatory prepayment upon the occurrence of certain events. The terms of the balance of the 560,126 shares of Series B Preferred Stock owned by Infinity were amended to provide, among other things, for (i) a fixed conversion price of $2.00 per share of Series B Preferred Stock, (ii) the removal of certain limitations on the rights of holders of the Series B Preferred Stock to convert those shares into the Company's Common Stock, and (iii) an increase in the dividend rate of the Series B Preferred Stock to 12% from 8% per annum. The Company also agreed to register such shares of Common Stock. In connection with the execution and delivery of the Restructuring Agreement, Infinity granted to Elizabeth Mandel ("Mandel") an option to purchase all of the 2,170,488 shares of Common Stock into which such 560,126 shares of Series B Preferred Stock may convert (the "Shares"). Under the terms of the option, Mandel has the right to acquire all of such Shares for a price of $2.00 per share until June 1, 1999 (the "Effective Date"), subject to earlier termination in the event that Mandel fails to purchase at least an aggregate of 250,000 Shares on or prior to the 90th day following the Effective Date and an aggregate of 400,000 Shares on or prior to the last day of each succeeding 90 day period commencing 90 days after the Effective Date.



     At various times during the fiscal quarter ended November 30, 1997, certain related parties have loaned to the Company an aggregate of $100,006 (net of repayment of $18,526), which amount accrues interest at a rate of 8% per annum, payable on demand at anytime on or after September 1, 1998.



     The Company had a working capital deficiency of approximately $926,700 and a ratio of current assets to current liabilities of approximately 76% or 1:1.31 as at November 30, 1997, and a working capital deficiency of $1,131,017, and a ratio of current assets to current liabilities of approximately 71% or 1:1.41, as at August 31, 1997.


Inflation


     There was no significant impact on the Company's operations as a result of inflation during fiscal 1997 and the three months ended November 30, 1997.



Year 2000 Computer Software Conversions



     The Company relies on numerous computer programs in its day to day business. Older computer programs use only two digits to identify a year in its date field. As a result, when the Company has to identify the year 2000, the computer will read this to mean the year 1900 and the operation attempting to be performed may fail or crash thus resulting in the potential interference in the operations of the Company's business. The Company has formulated plans to safeguard against the Year 2000 conversion problem. The cost of the implementation of the Year 2000 safeguards will not be material to the Company.


New Accounting Standards


     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS#128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings (loss) per share and to restate all prior periods. Under the new requirements for calculating basic earnings (loss) per share, the dilutive effect of stock options will be excluded. The Company does not expect the impact on the earnings
(loss) per share to be material.

                             DESCRIPTION OF BUSINESS

Background

     The Company was originally incorporated in the State of Utah on January 15, 1986 under the name of Technical Analysis, Inc. On July 23, 1987, the Company changed its name to LMD Acquisitions, Inc. and effective October 8, 1990, changed its corporate domicile to the State of Nevada. On March 12, 1993, the Company changed its name to Castleview Corp. On August 5, 1993 the Company acquired Halstead Quinn Propane, Inc. in exchange for 2,170,000 shares of the Company's Common Stock. Simultaneously with such acquisition, the Company changed its name to Halstead Energy Corp.


     The Company's operating entities are engaged in the wholesale and/or retail distribution of, and the provision of services relating to, fuel oil, liquid propane gas, gasoline and diesel fuel primarily in Westchester, Putnam, Dutchess, Rockland and surrounding counties in New York State. The Company has four principal operating divisions: HQ Propane, a wholly-owned subsidiary of the Company, and Halstead Quinn Terminal ("HQ Terminal"), HQ Gasoline ("HQ Gasoline") and Dino Oil ("Dino"), which are separate divisions of HQ Propane. The business of White Plains Fuel, Inc. ("WPF"), a Hawthorne, New York-based retail distributor of fuel oil and diesel fuel which was acquired by the Company in June 1995, is being operated by a third party under the terms of a four (4) year lease.


Retail Propane Distribution

     HQ Propane (formerly Halstead Quinn Fuel Oil Co., Inc.), based in central Westchester County in Mt. Kisco, New York, was established in 1946 and since 1958 has been a retail distributor of liquid propane gas and propane equipment and also provides services related thereto. ATI acquired HQ Propane in 1975 and subsequently spun it off to its stockholders in December 1992. In July 1996, HQ Propane acquired the customer list and certain other assets of E. F. Osborn & Sons, a Pawling, New York-based retail propane distributor.

     HQ Propane has just under 7,000 accounts. Of these accounts, approximately 80% are Westchester County residents and businesses, and the remaining 20% are located throughout the surrounding counties of Putnam and Dutchess in New York State.


     Westchester County harbors many affluent communities whose lifestyles create an above average demand for energy-intensive applications and, the Company believes, are also more resistant to recessionary pressures. This is partly exemplified by the slow but steady growth in sales revenues over the last three years. The Company believes that, in Westchester County, HQ Propane has a market share of approximately 18%. In terms of number of accounts, the Company believes that HQ Propane is the second largest propane distributor in Westchester County.


                                     Page 19

     Although propane can be used for virtually all household and business utility applications, of HQ Propane's customers, approximately 78% use propane for hot water heating and cooking; approximately 16% use propane for pool heating; and approximately 6% use propane for home heating. HQ Propane has focused its marketing efforts on hot water heating and cooking applications because these uses are relatively constant throughout the year, thereby reducing seasonal fluctuations, and because its gross profit margins from hot water heating use are significantly more than that of a residential propane heating or commercial propane account.

     The Company believes that propane has distinct advantages over alternative energy sources, including efficiency, cost and availability. These attributes result in the retail customer realizing reduced utility bills. With an increased marketing effort, the Company believes that HQ Propane has the opportunity to gain a larger share of the Westchester County energy market by converting electricity and fuel oil users to propane and by having owners of newly-constructed buildings select propane as their energy source.

     HQ Propane's base of operations is centrally located at the Company's headquarters in Mount Kisco, New York. HQ Propane also maintains an inland fuel oil storage terminal and a 30,000 gallon propane storage tank for its own operations. The fuel oil facility is presently leased to a major independent fuel oil distributor.

Wholesale Distribution and Storage

     HQ Terminal, owns a deep water terminal in Yonkers, New York near the New York City border. The five million gallon terminaling facility allows for the wholesale distribution of fuel oil, gasoline and diesel fuel and also provides storage facilities for other petroleum companies through warehousing agreements know as thru-puts. The Company's own product requirements are often supplied through this facility.

     The terminal facility has 11 above ground tanks that provide an aggregate storage capacity of 5,000,000 gallons for gasoline, diesel fuel and fuel oil. These tanks feed three gasoline racks, five oil racks and two diesel fuel racks. The terminal has been upgraded to comply with all governmental regulations.

     The terminal facility has 2.439 acres of above-ground land and an additional 3.511 acres of land underwater. The large amount of underwater acreage has enabled the Company to extend the dock lines out to deep water. The Company believes that the terminal is the only terminal on the east side of the Hudson River between the Long Island Sound to the east, the Bronx, New York to the south and Newburgh, New York to the north that has 17 feet of draft at low tide. This provides a competitive advantage, particularly with regard to thru-put customers, because the high draft allows large seafaring vessels to dock independent of tide schedules.

     The Company believes that another competitive advantage is the terminal's location. It is located in the most densely populated area in Westchester County, and it is the only terminal on the Hudson River south of Newburgh, New York which distributes gasoline. All other gasoline distribution terminals are located in the eastern part of Westchester County.

     The terminal facility has been operated by ATI pending the approval of HQ Propane's application with New York State for a Terminal Operator and Diesel Motor Fuel License. See "Certain Relationships and Related Transactions" and "Description of Business--Certain Licenses Relating to the Company's Business."

Gasoline

     HQ Gasoline operates 25 retail gasoline stations throughout eastern New York State under the trade names "ATI" and "Gulf." HQ Gasoline's ability to market under different brand names provides the Company with an opportunity to reach consumers at the low, middle and high end of the market, thereby allowing greater flexibility in its marketing strategies. Because gasoline usage is relatively constant throughout the year, the operation of gasoline stations allows the Company to offset, in part, the seasonal fluctuations that affect the Company's fuel oil distribution divisions. Most of the stations are situated in high traffic areas at major intersections. Presently, 5 of the 25 facilities are combination convenience store/gasoline pumping facilities. The balance of the outlets are combination automotive repair shop/gasoline pumping facilities. Nine of the 25 gasoline stations are leased from ATI. See "Certain Relationships and Related Transactions" and "Risk Factors."


     In September 1996, the Company acquired certain assets of Dino Oil, Inc., a Bronx, New York-based commercial gasoline distributor. The addition of the Company's Dino Oil division has broadened the Company's marketing region by providing the Company with customer accounts (including various service stations and fleet garages) located in the New York City Boroughs of the Bronx, Queens, Brooklyn, and Manhattan, as well as Nassau, Suffolk and Westchester counties in New York State.


     In December 1996, the Company terminated its lease of 4 of its 25 stations with an independent third party distributor, and simultaneously therewith, entered into a master lease with another independent third party distributor. The master lease has an initial term of ten (10) years, and the lessee thereunder has an option to renew such lease for an additional ten (10) year term. The lease requires that annual rental payments be made in advance, on the first day of each year of the lease term. The lease is a triple net lease agreement which requires the lessee to maintain, operate, and supply all gasoline to the station outlets. The lessee must also make the necessary capital improvements to meet applicable environmental laws by 1998.

     The Company intends to focus its effort on changing the image of the HQ Gasoline facilities. The industry has moved away from the "mom & pop" type operation and into high volume, automated self-service operations, with a particular focus on convenience. Repair shops, in particular, are becoming increasingly less desirable. Accordingly, in order to optimize potential earnings at a site, the Company intends to follow industry trends by upgrading approximately 12 of these facilities with state-of-the-art pumping apparatus and canopies and, where appropriate, converting them to multiple revenue sites by combining the pumping facilities with convenience stores, snack shops and/or car washes.

     In most cases, canopies will be installed to improve lighting and provide shelter in inclement weather. Industry experts estimate that up to a 20% increase in volume is derived from this improvement alone. Management believes that, in the Company's geographic region, canopies have contributed increased revenues of between 15% and 25%. Electronic self-service pumping apparatus will also be installed for the convenience of the public, and will afford overhead savings to the station operator. The addition of a convenience store, snack shop, or car wash, where applicable, will introduce new sources of revenue and optimize overall station profitability.

     The rebuilding program will require expenditures that range from $20,000 to $550,000 per facility, depending upon the individual station site. The program is site specific, taking into consideration competition, lot size, building dimensions, traffic count, community demographics, and area development. By completing its rebuilding program, the Company believes it will achieve increased cash flow from operations as a result of increased sales revenues and rental income. In this regard, as part of the rebuilding program, management intends to acquire certain station leaseholds from ATI at fair market value since ATI's underlying leasehold interests extend by an average of 12 years beyond the Company's sublease with ATI. The acquisition of these leasehold interests will protect the Company's investment in, and long term earnings potential, from this revenue source. See "Certain Relationships and Related Transactions" and "Risk Factors--ATI Bankruptcy."

Retail Fuel Oil

     The Company's retail fuel oil distribution business was conducted by HQ Propane's subsidiary, Rockland Fuel Oil, Inc., until May 16, 1997, when the Company entered into an agreement with an independent third party distributor for the sale of its retail fuel oil customer list and related business. The terms of the sale were $200,000 at closing, $200,000 on the first anniversary, and $127,000 on the second anniversary, with interest on outstanding amounts at a rate of 6% per annum. Rockland continues to own a facility in Haverstraw, New York which houses a 2,432 square foot building and a terminal situated on land fronting the Hudson River. The terminal is capable of storing 2,500,000 gallons of oil.

     The Company acquired all of the stock of White Plains Fuel, Inc., a retail distributor of fuel oil and diesel fuel, on June 8, 1995, in exchange for 168,020 shares of newly created Series A 7.5% Cumulative Convertible Redeemable Preferred Stock of the Company. The Company has leased the White Plains Fuel business to a third party under the terms of a four (4) year lease.

Fundamental Characteristics of the Company's Business

     Unaffected by General Economy

     The Company's business is relatively unaffected by business cycles. As fuel oil, propane and gasoline are such basic necessities, variations in the amount purchased as a result of general economic conditions are limited.

      Customer Stability

     HQ Propane has a relatively stable customer base due to the tendency of homeowners to remain with their traditional distributors. In addition, a majority of the home buyers tend to remain with the previous owner's distributor. As a result, HQ Propane's customer base each year includes most customers retained from the prior year or home buyers who have purchased from such customers. Like many other companies in the industry, HQ Propane delivers propane to each of its customers an average of approximately six times during the year, depending upon weather conditions and historical consumption patterns. Most of HQ Propane's customers receive their propane pursuant to an automatic delivery system, without the customer having to make an affirmative purchase decision each time propane is needed. In addition, HQ Propane provides home heating equipment repair service on a seven day a week, 52 weeks a year basis.

     Retail gasoline customers are generally brand loyal or price shoppers who generally factor appearance, convenience, and credit cards into their decision making process before making an affirmative purchase decision. HQ gasoline's ability to market under the trademarks "Gulf" and "ATI" largely meet the criteria exercised by customers in making their purchase decisions. However, the Company must complete its station rebuilding program in order to ensure that the standards which are particularly important to the motoring public, such as appearance, are maintained.

     No single customer accounts for 10% or more of the Company's consolidated revenues.

      Weather Stability

     The weather patterns during the winter can have a material effect on the Company's fuel oil-related business. Although average temperatures over time have varied to a very limited extent, and the Company does not expect that average temperatures will vary significantly in the future, winter temperatures can vary significantly from one year to the next. A warmer than usual winter would reduce the number of gallons of fuel oil sold which would result in reduced revenues from the Company's fuel oil-related operations. Severe ice and snow storms can also greatly effect consumers' driving patterns, thereby reducing the Company's gasoline revenues. Ice and snow can also greatly reduce delivery productivity, thereby reducing the number of gallons which can physically be delivered in a certain period of time. Such conditions would most likely demand significant overtime hours resulting in increased payroll expense.

      Effects of Oil Price Volatility


     The price of crude oil remains volatile. While this has not materially affected the Company's performance in the past (e.g., as a retailer, the Company has been able to add an increasing gross margin onto its wholesale costs, whatever their level, to offset the impact of inflation, account attrition and weather), there can be no assurance that such performance will continue.


      Petroleum Supply


     One major supplier provides the Company with its propane product requirements. Three major suppliers provide the Company with its gasoline requirements. Approximately 20% of such requirements are met by Gulf Oil pursuant to an agreement with the Company. All of the fuel oil and diesel fuel product requirements of the Company's customers are met by ATI. Upon the issuance of its diesel motor fuel license from New York State, HQ Propane will assume ATI's role in procuring the Company's petroleum product requirements. See "Certain Relationships and Related Party Transactions" and "Business--Certain Licenses Relating to the Company's Business."


     Management believes that if the Company's supply of any of the foregoing products was interrupted, the Company would be able to secure adequate supplies from other sources without a material disruption in its operations. However, there can be no assurance that adequate supplies of such petroleum products will be readily available in the future.

Expansion

     The industries in which the Company's petroleum products division compete are highly fragmented and characterized by numerous local and national fuel oil, gasoline, diesel fuel and propane distributors. The Company intends to expand its operating divisions through acquisitions and aggressive sales and marketing efforts to generate new accounts and increase consumer awareness of the Company's products and quality.

     The Company's strategy is to grow through the acquisition and integration of additional distributors in existing and new markets. The Company believes that many of the proprietors of businesses competitive with the Company's operating divisions are of retirement age and may be receptive to selling their operations. Another potential source of acquisitions are companies that are owned by individual entrepreneurs who find expansion within the petroleum products industry difficult, either operationally or financially, or who have other investment opportunities.

     More specifically, HQ Propane intends to acquire two types of distributors. The first type are relatively small distributors which management believes could be easily integrated into the Company's operations. Management believes that such distributors could result in significant economies of scale through the centralization of purchasing, marketing, credit, data processing and other administrative functions of the acquired distributor. The second type consists of larger, stand-alone businesses which could not be integrated, but would, in all probability, be in new markets. The Company expects that acquisitions of these businesses would provide not only attractive investment returns, but also provide hubs for future expansion.

     The Company also intends to expand HQ Gasoline by pursuing the acquisition of single unit and chains of retail service stations. Such acquisitions would provide deeper market penetration in the Company's existing marketing area, and provide expansion into new marketing areas. Besides the benefits derived from the economies of scale, the Company would expect to achieve greater buying power for its petroleum products purchases, and possibly assume additional distributorships with various major oil companies.

Competition

     The Company's business is highly competitive. In addition to competition from alternative energy sources, HQ Propane competes with propane distributors offering a broad range of services and prices, from full service distributors similar to HQ Propane, to those offering delivery only. Competition with other companies in the propane industry is based primarily on customer service and price. Longstanding customer relationships are typical in the retail propane industry. Many companies in the industry, including HQ Propane, deliver propane to their customers based upon weather conditions and historical consumption patterns without the customers having to make an affirmative purchase decision each time propane is needed. In addition, most companies, including HQ Propane, provide propane equipment repair service on a 24 hour a day basis, which tends to build customer loyalty. As a result, HQ Propane may experience difficulty in acquiring new retail customers due to existing relationships between potential customers and other propane distributors. As of the date of this report, fuel oil and propane are less expensive sources of energy than electricity. Natural gas, which is currently less expensive than propane, is not readily available in upper Westchester and Putnam counties where all of the Company's propane operations are conducted. Accordingly, the Company believes that an insignificant number of its customers will switch from fuel oil or propane to alternative energy sources at this time.


     HQ Gasoline's business operations are sensitive to price and brand competition. In order to compete with branded competitors who benefit from name recognition and customer loyalty, the "ATI" branded service stations may maintain a lower price than these competitors. The "Gulf" branded stations are not as sensitive to price and, therefore, typically maintain a price consistent with other brand name competitors.

Certain Licenses Relating to the Company's Business


     HQ Propane's principal terminal facility is currently being operated by ATI pending the approval of HQ Propane's application with the State of New York for a terminal operator's and diesel motor fuel license and the application of White Plains Fuel, Inc. for its diesel motor fuel license. On October 6, 1995, New York State requested HQ Propane and White Plains Fuel to post certain bonds as a prerequisite to obtaining the foregoing licenses. On October 25, 1995, these bonds were obtained by the Company and the State approved the same. Management believed at the time that the Company had thereby completed substantially all steps necessary to receiving such licenses. However, these licenses have not as of yet been granted, though the State has discussed with management the possibility of approving applications for certain (but not all) of such licenses (i.e., HQ Propane's terminal operator's license and its diesel motor fuel license) pending the completion of the licensing process with respect to the balance of the licenses. There can be no assurance about the prospect of obtaining the approval of such licenses. The $.0025 per gallon fee charged by ATI for these services would be eliminated simultaneously with the issuance of HQ Propane's terminal operator's license and its diesel motor fuel license. See "Certain Relationships and Related Transactions."



     On June 10, 1997, ATI, the former parent of the Company's operating subsidiaries and divisions (ATI is wholly-owned by Claire E. Tarricone, Anthony
J. Tarricone and Joseph A. Tarricone, directors of the Company and its executive officers), filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code (the "Code"). The Company's principal terminal facility is currently being operated by ATI pending the approval of the Company's application with the State of New York for a terminal operator's and diesel motor fuel license. There can be no assurance about the prospect of obtaining the approval of such licenses. The Company has been advised by counsel that pending the conclusion of ATI's bankruptcy proceeding, ATI will continue to maintain such licenses and will be able to continue operating the Company's terminal and diesel motor fuel businesses.


Environmental/Governmental Regulation


     The Company's operating divisions are subject to various governmental regulations. New regulations regarding underground storage tanks ("UST's"), including those at service stations, have been issued by the United States Environmental Protection Agency (the "EPA"). The regulations cover the design, construction and installation of new UST systems, and require that existing systems meet certain EPA standards. The regulations require that owner/operators of UST systems demonstrate financial responsibility for the cleanup of spills or releases and/or compensate third parties for any resulting damages. The Company has recently upgraded its HQ Terminal Facility and its other storage facilities to conform with applicable law, and the Company has an ongoing program for maintenance, testing, retrofitting, or replacement of UST's. In addition, the Company maintains pollution liability coverage on 13 of the 22 gasoline stations presently leased by the Company. (Three of the 25 stations operated by the Company are supply contracts only, and therefore management does not believe that the Company would be subject to any environmental exposure). In addition, 8 stations are leased to a third party distributor which, under the terms of said lease, is responsible for any environmental liability as of January 1,1977. The Alexander Street Terminal is also insured under a separate pollution legal liability policy.

     The Company believes that its operating divisions are in compliance in all material respects with all applicable regulatory requirements and have all governmental licenses and permits (other than those described above in "Description of Business--Certain Licenses Relating to the Company's Business") required for their business operations. Management knows of no pending or threatened proceedings or investigations under federal or state environmental laws which would have a material adverse effect on the Company's business. Management cannot predict the impact on the Company and its operating divisions of new governmental regulations and requirements.



     The Company will have to invest an estimated minimum of $325,000 over the next eleven months in order to meet EPA and State regulations for underground storage tanks by December, 1998.


Employees


     As of March 12, 1998, the Company had a total of 28 employees, of which 18 are office, clerical and customer service personnel, 4 were drivers, 3 were mechanics, and 3 were executive officers of the Company. All of the Company's employees are full time and one is seasonally employed. Seven employees are represented by the International Brotherhood of Teamsters and Chauffeurs Union, Local 456 under a contract which expires on December 31, 2001. Management believes that its relations with both its union and nonunion employees are satisfactory.



                             DESCRIPTION OF PROPERTY

     The Company's principal place of business is located at 33 Hubbells Drive, Mount Kisco, New York, where HQ Propane owns a block and brick building of approximately 6,000 square feet situated on 1.03 acres.

      The Company also owns the following facilities:

          1. The HQ Terminal facility located in Yonkers, New York, which facility is situated on 5.95 acres of land, with approximately
               2.44 acres above water and 3.51 acres are underwater. Four block and brick buildings of 3,000 square feet, 234 square feet, 225 square feet and 450 square feet, respectively are situated on the property. The terminal also has 11 storage tanks with capacities ranging from 140,000 to 1,000,000 gallons, and an aggregate capacity of 5,083,000 gallons; a 300 foot dock; three gasoline racks; five oil racks; and two diesel fuel racks.

          2. A terminal facility located in Haverstraw, New York, which facility is situated on 1.30 acres of land. The property houses one building of 2,432 square feet. The terminal also has 14 storage tanks with capacities ranging from 15,652 gallons to 508,000 gallons, and an aggregate capacity of 2,509,545 gallons; and one loading rack.

          3. A gasoline station facility in Hartsdale, New York which facility is situated on 16,700 square feet of land. The property houses a one story concrete building of 1,827 square feet with three bays and office. The station is also improved with two islands, each with two pumps.

     As of December 29, 1997, the Company leased the following stations from ATI (See "Certain Relationships and Related Transactions"):


      Station Name and Number       Address

      (1)   Elmsford ATI #203       153-162 E. Main Street
                                    Elmsford, NY 10523

      (2)   Wingdale ATI            #405 Route 22-Box 684 Wingdale,
                                    NY 12594

      (3)   Salt Point #414         Route 44 & 82 Salt Point, NY
                                    12578

      (4)   Congers ATI #112        21 South Route 303 Congers,
                                    NY 10920

      (5)   Mt. Vernon Lincoln Ave. 25 W. Lincoln Avenue
            #205                    Mt. Vernon, NY 10550

      (6)   Lakeside P.P. #219      6 N. Lakeside Blvd.
                                    Mahopac, NY 10541

      (7)   Raceway  ATI #221       535  Central  Park  Avenue
                                    Yonkers, NY 10704

      (8)   West Hurley #315        1150 Route 28 Kingston,  NY
                                    12461

      (9)   Pine Plains #411        Route 199
                                    Pine  Plains,  NY  12540

     Five of the above leases expire on August 31, 1998, two expire on August 31, 2018, and the other two expire on November 28, 2006 with an option for an additional ten year term expiring on November 28, 2016. The aggregate annual rental amount under these leases is $195,976 for the fiscal year ending August 31, 1996, $187,272 for the fiscal year ending August 31, 1997, and $213,633 for the fiscal year ending August 31, 1998. For the four leases expiring on August 31, 2018 or November 28, 2006, as the case may be, the aggregate rental amount will range from $89,150 in the fiscal year ending August 31, 1999 to $88,800 in the fiscal year ending August 31, 2018.

                                LEGAL PROCEEDINGS


     In January 1994, HQ Propane was served with a complaint dated January 5, 1994 relating to an action entitled RAP Holding Corp. v. Halstead Quinn Fuel Co., Inc. and A. Tarricone, Inc. in the Supreme Court of New York, County of Westchester. The plaintiff is the owner of property in Westchester County, New York which was leased by HQ Propane from June 1, 1979 to May 31, 1989. The complaint alleges that, during the term of the lease, the Company discharged petroleum products onto the property and seeks $106,173 damages for the costs of clean up and removal of the contaminated soil and an additional $300,000 for diminution of value. The Company has retained outside counsel and is vigorously defending itself in this lawsuit. As of March 1, 1998, there has been no further action in this case.



     On June 10, 1997, ATI, the former parent of the Company's operating subsidiaries and divisions (ATI is wholly-owned by Claire E.Tarricone, Anthony
J. Tarricone and Joseph A. Tarricone, directors of the Company and its executive officers), filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code (the "Code"). ATI has continued in possession of its property and in the management of its affairs as a debtor-in-possession under the applicable provisions of the Code. In connection with the bankruptcy proceeding, the Company has asserted (and ATI has acknowledged) pre-petition claims arising under a receivable from ATI in the amount of $3,877,563 and pre-petition liens on certain leasehold interests. The proceeding is before the United States Bankruptcy Court, Southern District of New York, and is referenced as "A. Tarricone, Inc., 97B21488." The Company has determined that its asserted pre-petition liens may not have been properly "perfected," in which case the Company would be deemed an unsecured creditor (rather than a secured creditor) in the proceeding. If it were ultimately determined by the court that the Company's status in the proceeding is that of an unsecured creditor, the Company's legal basis for recovery would be materially, adversely affected. The Company is pursuing all appropriate avenues to protect its interests in this regard. However, there can be no assurance that the indebtedness and the liens asserted by the Company in this proceeding will be recognized or given full effect, that the same will not be challenged, modified or reduced, that all or any portion of such indebtedness will be repaid to the Company or that the Company will otherwise be successful in protecting its interests. In this regard, management has elected to write-off, and has taken as a charge against earnings as a bad debt expense, in the fourth quarter of fiscal 1997, the entire amount of the receivable due from ATI at June 10, 1997, i.e., $3,877,563.
Additionally,   all  executory   contracts  between  ATI  and  the  Company  are
susceptible to rejection, at the election of ATI, under the applicable provisions of the Code. Furthermore, any transfers from ATI to the Company on account of antecedent debt (of ATI to the Company)during the one-year period prior to the date of filing of ATI's voluntary petition may be subject to avoidance under the applicable provisions of the Code. The occurrence of any such circumstances may have a material adverse effect on the Company.


     The Company is not a party to any other material litigation and is not aware of any threatened litigation that would have a material adverse effect on its business.

                                   MANAGEMENT


     The directors and executive officers of the Company as of March 1, 1998, are as follows:


Name                      Age        Position with the Company

Claire E. Tarricone       41         President and Director

Anthony J. Tarricone      36         Vice President, Secretary and Director

Joseph A. Tarricone       35         Vice President, Treasurer and Director

Edwin Goldwasser          65         Director


Joseph Gatti              68         Director


     The following is a brief description of the professional experience and background of the directors and executive officers of the Company:


     Claire E. Tarricone has been the President and a Director of the Company since July 27, 1993. Ms. Tarricone has also served as the President and a Director of HQ Propane and Rockland Fuel since 1992. In June 1995 Ms. Tarricone also became Director of White Plains Fuel, Inc. From 1991 until 1992, Ms. Tarricone served as Vice President/General Manager of HQ Propane in charge of its operating divisions. Ms. Tarricone has been President of Dino since the acquisition of Dino by HQ Propane in September 1996. Ms. Tarricone has been President and Director of ATI since November 1992, and Vice President for at least three years prior thereto.



     Anthony J. Tarricone has been Vice President, Secretary and a Director of the Company since July 27, 1993. Mr. Tarricone has been Vice President, Secretary and a Director of HQ Propane and Rockland Fuel since 1992. Mr.
Tarricone has been a Vice President of Dino and its Secretary since the acquisition of Dino by HQ Propane in September 1996. From 1991 until the present, Mr. Tarricone has served as ATI's gasoline division manager and has served in similar capacity with HQ Gasoline since September 1993.



     Joseph A. Tarricone has been Vice President, Treasurer and a Director of the Company since July 27, 1993. Mr. Tarricone has been Vice President, Treasurer and a Director of HQ Propane and Rockland Fuel since November 1992. From 1990 until 1992, Mr. Tarricone was sales manager for HQ Propane and ATI, responsible for the development of commercial gasoline and diesel fuel sales for HQ Terminal and ATI. Mr. Tarricone has been a Vice President of Dino and its Treasurer since the acquisition of Dino by HQ Propane in September 1996. From 1988 to 1993, Mr. Tarricone served as President of Energy Technology Services, Inc., an energy use and planning consulting firm.


     Edwin Goldwasser has been a Director of the Company since July 27, 1993. From April 1992 to the present, Mr. Goldwasser has served as a consultant to the Company. For at least the five years prior to that, Mr. Goldwasser served as Vice President of Administration and Finance in charge of all financial, accounting and legal affairs for ATI.


     Joseph Gatti has been a Director of the Company since February 1998. He has been Managing Director - Corporate Finance at Spencer Trask Securities Incorporated since May 1996. He was a Vice President - Corporate Finance at Robert Todd Securities from January 1994 to December 1994 and a Vice President - Corporate Finance at Reich & Company from April 1990 through December 1993.



     The Board of Directors has established an Audit Committee. The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's annual operating results, considers the adequacy of the internal accounting procedures of the Company, and considers the effect of such procedures on the accountants' independence. The Audit Committee consists of Joseph A. Tarricone, Edwin Goldwasser and Joseph Gatti.


     Claire Tarricone, Anthony Tarricone and Joseph Tarricone are siblings.


     All Directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers of the Company are appointed annually by the Board of Directors.


     The directors and executive officers of the Company and the owners of more than ten percent (10%) of the Company's outstanding Common Stock are required to file reports with the Securities and Exchange Commission and with the National Association of Securities Dealers, Inc. reporting changes in the number of shares of the Company's Common Stock beneficially owned by them. Such persons are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements were met during fiscal 1996 and 1997, except that each of Claire Tarricone, Anthony Tarricone and Joseph Tarricone filed one report after the applicable filing deadline.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth information for each of the Company's fiscal years ended August 31, 1997, 1996 and 1995 concerning compensation of (i) all individuals serving as the Company's Chief Executive Officer during the fiscal year ended August 31, 1997 and (ii) each other executive officer of the Company whose total annual salary and bonus equaled or exceeded $100,000 in the fiscal year ended August 31, 1997 or either of the two previous fiscal years (to the extent that such person was the Chief Executive Officer and/or an executive officer, as the case may be, during any part of such fiscal year).

                                           Annual          Long-Term
                                        Compensation      Compensation Award
                                                       Restricted   Securities
                                                          Stock     Underlying
Name and Principal    Year  Salary ($) Bonus    Other (2) Awards    Options
Position
(1)                                                               ($)      (#)

Claire E. Tarricone   1997  $54,600    -------- $ 9,297   -------- 420,000(3)
President             1996  $54,600    -------- $15,034   -------- 100,000(3)
                      1995  $54,600    -------- $ 6,931   -------- --------
---------------------

(1)The Company does not have any executive officers whose compensation exceeded $100,000 during the applicable fiscal periods.

(2)Represents amounts payable under Ms. Tarricone's employment agreement with the Company for certain insurance premiums and for taxes resulting from such additional compensation.


     (3)Reflects the grant of options under the Company's 1996 Stock Incentive Plan, which options are not intended to qualify as "incentive stock options" under Section 422 of the United States Internal Revenue Code of 1986, as amended, and which options were exercisable for a price of $4.50 per share of the Company's Common Stock, par value $.001 per share. The 100,000 options were canceled on November 14, 1996 in favor of the grant of 400,000 new options to Ms. Tarricone, which options (a)were not granted under the aforesaid plan,(b) are not intended to qualify as "incentive stock options" under Section 422 of the United States Internal Revenue Code of 1986, as amended, and (c) are exercisable for a price of $.3125 per share of the Company's common stock, par value $.001 per share. In addition, on August 12, 1997, Ms. Tarricone was granted 20,000 options under the Plan with an exercise price of $0.63 per share.


Compensation of Directors

     Directors of the Company are not compensated for their services, although the Company reimburses directors for their expenses of attending meetings of the board of directors.

Stock Incentive Plan


     The Company has adopted its 1996 Stock Incentive Plan (the "Plan") on January 10, 1996. The Plan gives the Company the flexibility to enable it to obtain and retain the continued services of the personnel necessary for its growth and development. The Plan provides, among other things, for the granting of options to acquire up to 650,000 shares of the Company's Common Stock. Such options may qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, or as non-qualified options.


     The Company does not presently maintain any other stock option or other stock or long-term compensatory plans for its employees.

Employment Agreements, Termination of Employment, and Change in Control Arrangements


     The Company has entered into five year Employment Agreements with each of Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone. The Employment Agreements automatically extend for an additional one year at the end of each year of the term unless either party notifies the other of his, her or its election not to so further extend the term. The Employment Agreements which became effective on August 5, 1993, provide for annual salaries to such individuals of (i) $100,000, $75,000 and $75,000 in years one and two, respectively, (ii) $125,000, $100,000 and $100,000 in years three and four, respectively, (iii) $150,000, $125,000 and $125,000 in year five, respectively. Each of the Tarricones has waived her or his rights (as the case may be) to any unpaid annual salary attributable to the fiscal years ending August 31, 1994, August 31, 1995, August 31, 1996, August 31, 1997 and August 31, 1998. After the fifth year the Employment Agreements provide that the base salary of such individuals will increase by an amount equal to the greater of 15% or the annual percentage increase if any, in the Consumer Price Index distributed by the United States Department of Labor. Under such Employment Agreements, each of the Tarricones must devote substantially all of his or her time to the Company; provided, however, that such person is entitled to be engaged as an employee by ATI. Each Employment Agreement is terminable by the Company on 60 days notice for "cause" or if any of the Tarricones have become so incapacitated that they are unable to resume, within the ensuing 540 days, their respective employment with the Company by reasons of physical or mental illness or injury, or if any shall not have substantially performed their duties for 540 consecutive days by reason of any such physical or mental illness.


     Each of the Tarricones will be entitled to terminate his or her employment and receive a severance payment equal to 2.99 times his or her base salary at the time of termination upon (i) the acquisition of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities in a transaction to which any of the Tarricone's does not consent, (ii) the future disposition by the Company of all or substantially all of its business and/or assets in a transaction to which any of the Tarricone's does not consent, (iii) the occurrence of any circumstance which, in the reasonable judgment of any of the Tarricone's has the effect of significantly reducing their duties or authority, (iv) the breach by the Company of its material obligations under the Employment Agreement or (v) the termination of the Employment Agreement by the Company for any reason other than for cause or by mutual agreement of the Company and any of the Tarricones. Additionally, upon termination, each of the Tarricones would receive (a) the estimated amount which would have been payable to each pursuant to any bonus pool established by the Company for the fiscal year during which such termination occurred; (b) health, accident, life and disability insurance for the longer of one (1) year or the balance of the Employment Agreement; and (c) immediate rights to exercise any stock options granted, regardless of whether such options were exercisable at the time of termination.

     Each of the Employment Agreements contains a covenant not to compete with the Company or solicit its customers or employees for a period of one (1) year after the employment of any of the Tarricones is terminated, provided that such person is entitled to be engaged as an employee by ATI.


Indemnification of Directors and Officers/Liability of Directors and Officers


     Under the Nevada General Corporation Law, as amended, a director, officer, employee or agent of a Nevada corporation may be entitled to indemnification by the corporation under certain circumstances against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation.

     The Company is obligated under its Articles of Incorporation to indemnify any of its present or former directors who served at the Company's request as a director, officer or member of another organization against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation if such director acted in good faith or in a manner such director reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, if such director had no reason to believe his or her conduct was unlawful. However with respect to any action by or in the right of the Company, the Articles of Incorporation prohibit indemnification in respect of any claim, issue or matter as to which such director is adjudged liable for negligence or misconduct in the performance is his or her duties to the Company, unless otherwise ordered by the relevant court. The Company's Articles of Incorporation also permit it to indemnify other persons except against gross negligence or willful misconduct.

     The Company is obligated under its bylaws to indemnify its directors, officers and other persons who have acted as a representatives of the Company at its request to the fullest extent permitted by applicable law as in effect from time to time, except for costs, expenses or payments in relation to any matter as to which such officer, director or representative is finally adjudged derelict in the performance of his or her duties, unless the Company has received an opinion from independent counsel that such person was not so derelict.

     In addition, pursuant to indemnification agreements that the Company has entered into with each of its directors, the Company is obligated to indemnify its directors to the fullest extent permitted by applicable corporate law and its Articles of Incorporation. The indemnification agreements also provide that, upon the request of a director and provided that director undertakes to repay amounts that turn out not to be reimbursable, that director is entitled to reimbursement of litigation expenses in advance of the final disposition of the legal proceeding.

     The Nevada General Corporation Law, as amended, also permits a corporation to limit the personal liability of its officers and directors for monetary damages resulting from a breach of their fiduciary duty to the corporation and its stockholders. The Company's Articles of Incorporation limit director liability to the maximum extent permitted by the Nevada General Corporation Law, which presently permits limitation of director liability except (i) for a director's acts or omissions that involve intentional misconduct, fraud or a knowing violation of law and (ii) for a director's willful or grossly negligent violation of a Nevada statutory provision that imposes personal liability on directors for improper distributions to stockholders. As a result of the inclusion in the Company's Articles of Incorporation of this provision, the Company's stockholders may be unable to recover monetary damages against directors as a result of their breach of their fiduciary duty to the Company and its stockholders. This provision does not, however, affect the availability of equitable remedies, such as injunctions or rescission based upon a breach of fiduciary duty by a director.

     The Company currently maintains liability insurance in the amount of $1,000,000 for the benefit of its officers and directors.

     The foregoing indemnification obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act. Insofar as the Company may otherwise be permitted to indemnify its directors, officers and controlling persons against liabilities arising under the Securities Act or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 7, 1992, ATI distributed all of the capital stock of HQ Propane to its sole stockholders, Claire E. Tarricone, Anthony J. Tarricone and Joseph
A. Tarricone. Simultaneously with the distribution, ATI transferred the assets of the HQ Terminal division and all of the outstanding capital stock of Rockland to HQ Propane in partial satisfaction of ATI's indebtedness to HQ Propane of $4,200,000 previously incurred by ATI in order to provide certain capital improvements and additional working capital. The appraised fair market value of the assets transferred by ATI to HQ Propane was $2,200,000. However, the transaction was recorded at ATI's book value.

     ATI's indebtedness to the Company is evidenced by a 6% Promissory Note, dated August 31, 1993, with accrued interest and principal due on August 31, 1998 (the "ATI Note"), the balance of which aggregated $3,877,563 on August 31, 1997 (see immediately succeeding paragraph). On February 28, 1995 and July 31, 1995, ATI granted/transferred 8 station leaseholds and 1 fee property having an appraised fair market value of $5,760,000 and 2 station leaseholds and 2 twenty year station leasehold extensions for $985,000 respectively as partial satisfaction of the ATI Note. The fee property was granted/transferred to the Company subject to two mortgages payable in the amounts of $140,999 and $496,177. A former director of one of the entities holding a mortgage, Don
Guarnieri, was formerly a director of the Company. On November 30, 1995 and March 22, 1996, ATI granted/transferred 2 station leaseholds having an appraised fair market value of $1,365,000 in partial satisfaction of the ATI Note. On November 29, 1996 and February 28, 1997, ATI granted/transferred 4 additional station leaseholds having an appraised fair market value of $690,000 in partial satisfaction of the ATI Note. See "Risk Factors--ATI Bankruptcy."


     On June 10, 1997, ATI, the former parent of the Company's operating subsidiaries and divisions (ATI is wholly-owned by Claire E.Tarricone, Anthony
J. Tarricone and Joseph A. Tarricone, directors of the Company and its executive officers), filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code (the "Code"). ATI has continued in possession of its property and in the management of its affairs as a debtor-in-possession under the applicable provisions of the Code. In connection with the bankruptcy proceeding, the Company has asserted (and ATI has acknowledged) pre-petition claims arising under a receivable from ATI in the amount of $3,877,563 and pre-petition liens on certain leasehold interests. The proceeding is before the United States Bankruptcy Court, Southern District of New York, and is referenced as "A. Tarricone, Inc., 97B21488." The Company has determined that its asserted pre-petition liens may not have been properly "perfected," in which case the Company would be deemed an unsecured creditor (rather than a secured creditor) in the proceeding. See "Litigation." Additionally, all executory contracts between ATI and the Company are susceptible to rejection, at the election of ATI, under the applicable provisions of the Code. Furthermore, any transfers from ATI to the Company on account of antecedent debt (of ATI to the Company) during the one-year period prior to the date of filing of ATI's voluntary petition may be subject to avoidance under the applicable provisions of the Code.


     In December 1992, HQ Propane entered into a management agreement with ATI pursuant to which ATI furnishes clerical, administrative, accounting, payroll and insurance services to HQ Propane. ATI receives a fee of $30,000 per month for its services. The management agreement expires on August 31, 1998. Further, HQ Propane entered into agreements with ATI under which it leased 21 of the service stations comprising its HQ Gasoline Division from ATI until August 31, 1998 and paid rent for the service stations in the approximate amount of $54,000 per month. Additionally, until March 5, 1996, the Company was paying to ATI a license fee of $.01 per gallon of gasoline and diesel fuel sold for the rights to use the "ATI" trademark (see the immediately succeeding paragraph). The Company currently leases 9 service stations from ATI at a reduced rent payment in the approximate amount of $19,000 per month.


     On March 5, 1996, the Company issued warrants to purchase 297,125 shares of the Company's Common Stock to ATI in exchange for the Company's exclusive right to use the "ATI" trademark. The exercise price of the warrants is equal to the lessor of $4.30 per share or a 40% discount to the average closing bid price on the date of exercise. The average closing bid price is calculated based on the average of the closing bid prices of the Company's Common Stock as reported by the NASDAQ SmallCap stock market for the five trading days immediately preceding the date of the exercise of the warrant. The warrants provide that 59,425 were immediately vested on March 5, 1996, an additional 59,425 vested on March 5, 1997, and the balance become vested in three equal annual installments. The market price at issuance was $4.30 per share. In consideration of the issuance of such warrants, the Company is no longer required to pay the license fee of $.01 per gallon for gasoline station sales.


     HQ Propane cannot operate its principal terminal facility until such time as the pending applications for a terminal operator's license and diesel license from the State of New York have been approved. See "Description of Business--Certain Licenses Relating to the Company's Business." Accordingly, ATI has continued to operate the terminal facility on behalf of HQ Propane. Upon the issuance of such licenses, HQ Propane will assume operations of its facilities directly. ATI also supplies the Company's operating divisions with fuel oil and diesel fuel, and previously supplied the Company with gasoline, at ATI's cost plus one quarter of one cent ($.0025) per gallon purchased, which aggregated $51,112 during the fiscal year ended August 31, 1994; $42,494 during the fiscal year ended August 31, 1995; $38,671 during the fiscal year ended August 31, 1996; and $22,500 during the fiscal year ended August 31, 1997.


     The Company has outstanding certain promissory notes in the aggregate principal amount of $317,000 issued in connection with a private placement of 165,000 shares of Common Stock of the Company ("Bridge Notes"). Interest on the Bridge Notes is payable quarterly at a rate of 8% per annum, and payment of principal thereof was tied to the exercise of the Company's 1,600,000 Class A and 1,600,000 Class B Redeemable Warrants (the "Warrants") which were issued, and subsequently redeemed, by the Company. In light of the Company's redemption of its outstanding Warrants, it is unclear when its obligation to make principal payments on the outstanding Bridge Notes will come due. However, the Company acknowledges an obligation to make principal payments on the Bridge Notes and continues to maintain such obligation on its balance sheet. Don Guarnieri, a former Director of the Company, purchased one unit in connection with such private placement, which unit was comprised of a $25,000 promissory note from the Company and 8,250 shares of the Company's Common Stock.


     Claire, Anthony and Joseph Tarricone are also parties to a Buy/Sell Agreement pursuant to which, upon the death or disability of any of them, the non-deceased or non-disabled stockholders are required to purchase the shares of the Company owned by the deceased or disabled stockholder for a price equal to the fair market value of such shares. Each of the Tarricones holds a $3,000,000 insurance policy on the life of the others to partially fund the buyout of the shares upon death. In addition, the Tarricones have $1,000,000 of disability buyout insurance which will fund the buyout of such shares in the event of permanent disability. In the event that the proceeds of such insurance policies are insufficient to pay the full price for such shares, the balance of the purchase price for the shares will be paid over a ten year period.


     On August 30, 1996, Claire Tarricone loaned to the Company $80,000, with interest at 8% per annum, payable on demand at any time on or after September 1, 1998. At various times since then, Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone, directly or indirectly, have loaned to the Company an aggregate of $359,280, with interest at 8% per annum, payable on demand at anytime on or after September 1, 1998.


     See "Executive Compensation--Employment Contracts, Termination of Employment and Change in Control Arrangements" for a description of the Employment Agreements between the Company and Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone.

     See "Executive Compensation--Indemnification of Directors and Officers" for a description of indemnification agreements between the Company and each of its executive officers.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders


     The following table sets forth information regarding ownership of the Company's voting securities as of December 29, 1997 by (a) each person known by the Company to beneficially own more than five percent (5%) of any class of the Company's voting securities, (b) each director and executive officer of the Company and (c) all directors and officers of the Company as a group. Except as otherwise indicated, the named person has sole voting and investment power with respect to such person's shares.



 Name and Address   Title Of Class     No. of    Percentage of     General
  of Beneficial                        Shares     Class Owned      Voting
      Owner                             Owned         (1)         Power(2)


Claire E. Tarricone   Common Stock   1,221,609(3)    23.87%(3)      23.12%(3)
33 Hubbells Drive
Mt. Kisco, NY 10549

Anthony J. Tarricone  Common Stock   1,221,608(4)    24.35%(4)      23.56%(4)
33 Hubbells Drive
Mt. Kisco, NY 10549

Joseph A. Tarricone    Common Stock   1,221,608(5)    24.35%(5)      23.56%(5)
33 Hubbells Drive
Mt. Kisco, NY 10549

Alan Cianflone        Series A          84,010       50.0%           1.8%
42 Virginia Lane      Cumulative
Thornwood, NY 10549   Convertible
                      Redeemable
                      Preferred Stock

Jack Troccoli         Series A          84,010       50.0%           1.8%
42 Virginia Lane      Cumulative
Thornwood, NY 10549   Convertible
                      Redeemable
                      Preferred Stock

Infinity Investors, Ltd. Series B      560,126(6)   100.0%           41.23%(6)
42 Virginia Lane      Cumulative
Thornwood, NY 10549   Convertible
                      Redeemable
                      Preferred Stock

Elizabeth R. Mandel   Common Stock   2,170,488       32.45%(7)       31.65%(7)
885 Araphoe Avenue
Boulder, CO 80302

Laurence Hughes       Common Stock     420,000        8.86%(8)       8.56%(8)
49 Mountain Road
Pleasantville, NY 10570

Edwin Goldwasser      Common Stock         -0-             (9)            (9)
7616 Mansfield Hollow Drive
Delray Beach, Florida 33446

Joseph Gatti                               -0-             (9)            (9)
535 Madison Avenue
New York, NY 10022

All Executive Officers and
Directors as a group(5 persons)      3,308,275      57.47%          55.84%

      (1) Based upon 4,518,601 shares of Common Stock outstanding as of December 29, 1997.

      (2) Based on 4,518,601 common and 168,020 Series A Cumulative Convertible Redeemable Preferred Shares outstanding as of December 29, 1997. Each of the 168,020 shares of Series A Cumulative Convertible Redeemable Preferred Stock is entitled to vote, together with the holders of the Company's Common stock, based upon the number of shares of Common Stock into which such shares are convertible.

      (3) Includes 420,000 shares of Common Stock that may be purchased pursuant to presently exercisable stock options and 178,275 shares of Common Stock that may be purchased by ATI pursuant to certain warrants held by ATI and as to which Ms. Tarricone has an indirect beneficial interest through her ownership of one third of ATI. Ms. Tarricone disclaims beneficial ownership as to two-thirds of such 178,275 shares, which disclaimed amount correlates to the aggregate ownership percentage in ATI held by Anthony J. Tarricone and Joseph A.
      Tarricone.

      (4) Includes 320,000 shares of Common Stock that may be purchased pursuant to presently exercisable stock options and 178,275 shares of Common Stock that may be purchased by ATI pursuant to certain warrants held by ATI and as to which Mr. Tarricone has an indirect beneficial interest through his ownership of one third of ATI. Mr. Tarricone disclaims beneficial ownership as to two-thirds of such 178,275 shares, which disclaimed amount correlates to the aggregate ownership percentage in ATI held by Anthony J. Tarricone and Claire E.
      Tarricone.

      (5) Includes 320,000 shares of Common Stock that may be purchased pursuant to presently exercisable stock options and 178,275 shares of Common Stock that may be purchased by ATI pursuant to certain warrants held by ATI and as to which Mr. Tarricone has an indirect beneficial interest through his ownership of one third of ATI. Mr. Tarricone disclaims beneficial ownership as to two-thirds of such 178,275 shares, which disclaimed amount correlates to the Tarricone and Claire E. Tarricone.

      (6) The Series B Cumulative Convertible Redeemable Preferred Stock is convertible into 2,170,488 shares of Common Stock. Additionally, Infinity has the right under the Restructuring Agreement to acquire an additional 1,000,000 options from the Tarricones if certain conditions are not met.

      (7)  Includes   option  to  purchase  all  of  the  Infinity Shares
exercisable within 60 days.

      (8) Includes 220,000 shares of Common Stock that may be purchased pursuant to presently exercisable stock options.

      (9 ) Less than one percent.

----------------------------------------



     As of December 29, 1997, 1,907,961 shares of Common Stock (approximately 42.2% of the outstanding Common Stock) were owned of record by Cede & Co., a nominee of the Depository Trust Company. The Company has been advised by each of the firms which Cede & Co. indicates own more than 5% of the Common Stock that, except as set forth above, as of the most recent practical date it did not hold more than 5% of the Company's outstanding voting securities for any single person or, to its knowledge, any group.


                              SELLING STOCKHOLDERS


     The following table sets forth the number of shares of Common Stock which may be offered for sale from time to time by the Selling Stockholders. The shares offered for sale constitute all of the shares of Common Stock known to the Company to be beneficially owned by the Selling Stockholders. None of the Selling Stockholders has or have any material relationship with the Company.

Name of Selling Stockholder              Fully-Diluted # of Shares of
                                            Common Stock Offered
Infinity Investors Ltd.                          2,170,488
D.H. Blair & Co., Inc.                             100,000
Sloan Securities                                    19,547
Boulder Financial Group                          2,220,488(1)

     (1) Includes the 2,170,488 owned by Infinity which Elizabeth Mandell, a beneficial owner of Boulder Financial Group has the option to acquire as described below.



     Infinity Investors Ltd. has the right to acquired 2,170,488 of the shares of Common Stock offered by this Prospectus upon the conversion of the Company's Series B Preferred Stock, while the balance of the Shares have been, or will be (upon and assuming the exercise of certain warrants), acquired by the Other Holders upon the exercise of currently outstanding options and/or warrants. As of March 12, 1998 Infinity owned 560,126 shares of Series B Preferred Stock.



     The maximum aggregate number of shares of Common Stock into which the Series B Preferred Stock issued to Infinity is convertible and which Infinity may offer and sell pursuant to this prospectus is 2,170,488 Shares (the "Infinity Shares"), based on a conversion price of $2.00 per share.



     In accordance with Rule 416 under the Securities Act, the registration statement to which this Prospectus is a part also covers an indeterminate number of additional shares of Common Stock as may become issuable upon the conversion of the Series B Preferred Stock or exercise of the aforesaid warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions or by reason of changes in the conversion or exercise price as aforesaid. Because Infinity and/or the Other Holders may sell all or a portion of the shares of Common Stock offered hereby at any time and from time to time after the date hereof, no estimate can be made of the number of Shares that Infinity or the Other Holders may retain upon completion of the offering. The number of shares offered hereby that may actually be sold by the Selling Stockholders will be determined by each Selling Stockholder and may depend upon a number of factors, including, among other things, the market price of the Common Stock.



     The Infinity Shares are subject to an Option Agreement dated September 24, 1997 between Infinity and Elizabeth R. Mandel. See "Description of Business--Recent Developments." Accordingly, all or a substantial portion of the Infinity Shares may be transferred to Ms. Mandel. In addition, Infinity may have otherwise sold, transferred or disposed of all or a portion of the Infinity Shares since the date on which it provided the information regarding its ownership of the Infinity Shares in transactions exempt from the registration requirements of the Securities Act. Additional information concerning Selling Stockholders may be set forth from time to time in prospectus supplements to this Prospectus. See "Plan of Distribution."



     The Company has agreed to file the Registration Statement to which this Prospectus forms a part for the purpose of registering the potential resale of the shares offered hereby and to maintain the effectiveness of such Registration Statement until the Shares are sold and all steps have been taken to remove any legends or restrictions on transfer thereon or until the Shares have otherwise are available for resale pursuant to Rule 144(k) promulgated under the Securities Act, in each case, as contemplated by a certain Restructuring Agreement dated September 24, 1997 by and among the Company, Infinity, Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone (the "Restructuring Agreement). In addition, the Company and Infinity agreed to indemnify each other and certain affiliated parties from and against any losses or claims arising out of, among other things, (1) any alleged untrue statement of a material fact or
(2) any material omission contained or referred to in the Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. All of the registration and filing fees, printing expenses, blue sky fees, if any, fees and disbursements of counsel for the Company, and certain fees and disbursements of one counsel for Infinity will be paid by the Company; provided, however, that fees and disbursements of experts and counsel retained by Infinity and any underwriting discounts and selling commissions will be borne by Infinity. The Company has granted the Other Holders similar rights to those granted to Infinity (as referenced above) with respect to the balance of the Shares which are issuable upon the exercise of certain warrants.



     Except as specifically set forth herein, none of the Selling Shareholders have, and within the past three years has not had, any position, office or other material relationship with the Company or any of its predecessors or affiliates.


                            DESCRIPTION OF SECURITIES

General


     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share ("Common Stock"), and 5,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). As of March 12, 1997, 4,518,601 shares of Common Stock and 728,146 shares of Preferred Stock were outstanding, of which 168,020 shares are designated as Series A Preferred Stock and 560,126 are designated Series B Preferred Stock.


Common Stock

     Holders of Common Stock are entitled to one vote per share on each matter submitted to the stockholders. Holders of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the Company's Common Stock and voting Preferred Stock are able to elect all of the Company's directors. Holders of Common Stock share equally in dividends and distributions that may be declared by the Company's Board of Directors out of funds legally available for that purpose after dividends and distributions have been paid in full to the holders of any series of Preferred Stock that the Company's Board of Directors has determined shall have a preference in the payment of dividends and distributions. Upon liquidation or dissolution of the Company, holders of Common Stock will share equally in the assets of the Company remaining after the payment of the Company's debts and liabilities and of the liquidation preference of, and accrued dividends on, any series of Preferred Stock. The Common Stock is not convertible or redeemable and holders of Common Stock do not have subscription rights or preemptive rights. The shares of Common Stock currently outstanding are, and the shares to be sold in connection with this offering will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series. The Company's Board of Directors is authorized to designate one or more series of Preferred Stock and to determine the number of shares, price, preferences, rights and limitations of each series of Preferred Stock, without any action by the Company's stockholders. The issuance of Preferred Stock or the issuance of rights to acquire Preferred Stock, may have the effect of delaying or preventing a change in control of the Company or an unsolicited takeover bid.

     The board of directors has designated and issued Series A Preferred Stock and Series B Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


     The Series A Preferred Stock bears a cumulative cash dividend rate of $0.45 per annum, payable quarterly, commencing June 8, 1995, when, as and if declared by the board of directors of the Company. The Series A Preferred Stock becomes convertible after June 8, 1998 into shares of Common Stock at a conversion rate of one share of Common Stock for each share of Preferred Stock, subject to adjustment in certain events. The Series A Preferred Stock is redeemable at the option of the Company, in whole or in part, at any time at a redemption price of $6.00 per share, plus accrued and unpaid dividends. Holders of Series A Preferred Stock may request to have their shares redeemed by the Company at $6.00 per share at any time commencing on June 8, 2000 and ending June 7, 2004. The Company is not required to redeem from any holder during any twelve (12) month period a number of shares of Series A Preferred Stock greater than twenty percent (20%) of the shares of Series A Preferred Stock then held by the applicable holder, nor is the Company required to redeem shares of Series A Preferred Stock from any holder more than once during any twelve (12) month period. Each share of Series A Preferred Stock entitles its holder to a number of votes equal to the number of shares of Common Stock (including fractional shares) that such share would be converted into, if it were so converted, as of the close of business on the day immediately prior to the date of such vote, and with respect to such votes, a holder of shares of Series A Preferred Stock has full voting rights and powers equal to the voting rights and powers of a holder of shares of Common Stock, is entitled to a notice of any stockholders' meeting in accordance with the By-laws of the Company, and is entitled to vote with holders of Common Stock together as a single class.



     The Series B Preferred Stock bears a cumulative cash dividend at a rate of 12% per annum on a stated value of $7.75 per share, payable quarterly after payment of dividends on the Series A Preferred Stock; provided, however that if such dividends are not paid in cash, to the extent permitted by law, dividend payments shall be made, in the somkle discretion of the Board of Directors, in additional shares of Common Stock. The Series B Preferred Stock is convertible into Common Stock based on the stated value plus accrued and unpaid dividends at a conversion price of $2.00 per share of Common Stock, subject to adjustment in certain events. The Preferred Stock is redeemable at the option of the Company, in whole or in part, at any time at a redemption price equal to 129% of the stated value per share, plus accrued and unpaid dividends, subject to adjustment. Except as required by applicable law, shares of Series B Preferred Stock do not entitle the holder to any voting rights, but such holder is entitled to notice of any stockholder meetings in accordance with the by-laws of the Company.


Warrants and Options


     As of December 29, 1997, the Company has issued warrants and options to purchase up to an aggregate of 2,046,125 shares of Common Stock.



     The following table sets forth the outstanding options and warrants of the Company as of December 29, 1997:

         Amount       Term        Issue Date     Exercise Price ($)

          297,125    5 yrs.        03/05/96        40% of market

           10,000    5 yrs.        11/04/96            .3125

           15,000    5 yrs.        11/05/96            1.000

        1,200,000    5 yrs.        11/14/96            .3125

          225,000    5 yrs.        01/10/97            .3125

           90,000    5 yrs.        02/18/97            .3125

          209,000    5 yrs.        08/12/97            .6300



     All of the foregoing warrants and options have been issued pursuant to agreements that contain anti-dilutive provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the warrants or options should any one or more of certain specified events occur.

Anti-Takeover Provisions

     The Company's by-laws provide that directors may not be removed without cause, which limits the ability of stockholders to effect a change in control of the Company.

     Sections 78.378 through 78.3793 of the Nevada General Corporation Law may affect attempts to acquire control of the Company. In general under those sections, an entity that acquires "control shares" of an "issuing corporation" may vote the control shares only if approved by the holders of a majority of the voting power of the issuing corporation, excluding (i) the acquirer of the control shares, (ii) officers of the issuing corporation and (iii) those directors of the issuing corporation who are also employees of the issuing corporation. An issuing corporation is a corporation that is organized in Nevada, does business in Nevada, directly or through a subsidiary, and has at least 200 stockholders, at least 100 of whom are Nevada residents. Control shares are shares that when added to shares already owned by an entity, would give that entity voting power in the election of directors of any of three thresholds: one-fifth, one-third and a majority. The effect of these sections is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested stockholders. An issuing corporation may exclude itself from the coverage of these sections by inserting a provision to that effect in its articles of incorporation or by-laws on or before the tenth day after the relevant acquisition is made.

     Sections 78.411 through 78.444 of the Nevada General Corporation Law may also affect attempts to acquire control of the Company. In general those sections restrict "business combinations" (defined to include, among other transactions, mergers, disposition of assets or shares and recapitalizations) between a Nevada corporation having at least 200 stockholders and an "interested stockholder" (defined as a stockholder who is the beneficial owner of 10% or more of the voting power of the covered corporation's outstanding securities). If occurring within three years from when a stockholder becomes an interested stockholder, a business combination between that corporation and that interested stockholder may be consummated only if either the business combination or the purchase of shares that caused that stockholder to become an interested stockholder has been approved by the board of directors of that corporation prior to the date of such purchase. If occurring after three years from when that stockholder becomes an interested stockholder, a business combination between that corporation and that interested stockholder may be consummated only if certain statutory requirements concerning the compensation to be received by that corporation's stockholders are satisfied or if the business combination is made in accordance with that corporation's articles of incorporation and either
(i) the business combination or the purchase of shares that caused that stockholder to become an interested stockholder has been approved by that corporation's board of directors prior to the date of such purchase or (ii) the business combination has been approved by the vote of holders of stock representing a majority of the voting power not beneficially owned by the interested stockholder at a meeting called for that purpose not earlier than three years after the date of the purchase of shares that caused that stockholder to become an interested stockholder. A corporation may elect in its original articles of incorporation not to be subject to these sections or the stockholders representing a majority of the voting power not beneficially owned by the interested stockholder may adopt an amendment to the corporation's articles of incorporation to make that election, but the amendment will take effect 18 months after the stockholder vote and will not apply to any combination with an interested stockholder who was such on the effective date of the amendment. The Company has not made such an election.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is Interwest Transfer Company whose address is P.O. Box 17136, Salt Lake City, Utah 84117.

           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


     The Company's Common Stock is listed on the NASDAQ SmallCap Stock Market under the symbol "HSNR". The following table sets forth the range of high and low bid prices for the Company's Common Stock from September 1, 1995 through March 1, 1998, as reported by NASDAQ, which bid prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

                                                Bid
                                                Prices

                                         High             Low
       Fiscal 1996
       First Quarter                  $ 6 19/32        $ 5
       Second Quarter                   6 31/64          4 5/16
       Third Quarter                    7                4 5/16
       Fourth Quarter                   6 13/32          1 5/32

       Fiscal 1997
       First Quarter                    1 5/16             3/64
       Second Quarter                     9/16             5/64
       Third Quarter                    1 5/64             9/32
       Fourth Quarter                   1                  5/16

       Fiscal 1998
       First Quarter                    2 1/16            29/32
       Second Quarter                   1 13/16            1/2



     As of December 29, 1997, there were 172 holders of record of the Company's Common Stock. However, those shares being held at various clearing houses, including the Depository Trust Company and Cede & Company, have not been broken down. Accordingly, the Company believes there are numerous beneficial owners of the Company's Common Stock whose shares are held in "street name", including the Depository Trust Company and Cede & Company.


     The Company does not currently pay dividends on its Common Stock. It is management's intention not to declare or pay dividends on the Company's Common Stock, but to retain earnings, if any, for the operation and expansion of the Company's business. In any event, until such time as all accrued dividends on the Company's Series A Preferred Stock and Series B Preferred Stock have been paid, the Company is restricted, pursuant to the instruments/documents authorizing the issuance of such preferred stock, from paying any dividends on its Common Stock. Any dividends that may be declared in the future will be determined by the Board of Directors based on the Company's financial condition, results of operations, market conditions and other factors that the Board deems relevant.

                              PLAN OF DISTRIBUTION


     Sales of the Shares may be made from time to time by the Selling Stockholders, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Such sales may be made on the NASDAQ SmallCap Stock Market, in another over-the-counter market, on a national securities exchange (any of which may involve crosses and block transactions), in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.



     In connection with the execution and delivery of the Restructuring Agreement, Infinity granted to Elizabeth Mandel ("Mandel") an option to purchase all of the Infinity Shares. Under the terms of the option, Mandel has the option to acquire all of the Infinity Shares for a price of $2.00 per share until the June 1, 1999 (the "Effective Date"), subject to earlier termination in the event that Mandel fails to purchase at least an aggregate of 250,000 Infinity Shares on or prior to the 90th day following the Effective Date and an aggregate of 400,000 Infinity Shares on or prior to the last day of each succeeding 90-day period commencing 90 days after the Effective Date.



     In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell Shares short and deliver the Shares to close out such short positions. the Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus.



     The Selling Stockholders may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.


     Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.


     Information as to whether underwriters who may be selected by the Selling Stockholders, or any other broker-dealers, is acting as principal or agent for the Selling Stockholders, the compensation to be received by underwriters who may be selected by the Selling Stockholders, or any broker-dealer, acting as principal or agent for the Selling Stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.



     The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any selling shareholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Common Stock.



     It is anticipated that the Selling Stockholders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.


                                  LEGAL MATTERS


     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., New York, New York.


                                     EXPERTS


     The financial statements of the Company as of August 31, 1997 and for the year then ended, included in this prospectus and elsewhere in the registration statement, have been audited by Mahoney Cohen & Company, CPA, P.C., independent certified public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.



     The audited financial statements of the Company for the year ended August 31, 1996, included in this prospectus and elsewhere in the registration statement, have been audited by Goldman and Murphy, LLP independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.



     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in, or incorporated by reference in, this prospectus, in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, Infinity, the Other Holders, or any selling agent. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or incorporated by reference herein or in the affairs of the Company since the date hereof.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   PAGE(S)
           Consolidated Balance Sheet as of
              November 30, 1997 (unaudited)................      F-2 -F-3

           Consolidated Statements of Operations for the three
              months ended November 30, 1997 and 1996
             (unaudited).....................................    F-4

           Consolidated Statements of Stockholder's Equity for
             the years ended  August 31, 1996 and 1997 (audited),
             and for the three months ended November 30, 1997
             (unaudited).....................................    F-5 - F-6

           Consolidated Statements of Cash Flows for the three
             months ended  November 30, 1997 and 1996
            (unaudited)......................................    F-7

           Notes to the Consolidated Financial Statements....    F-8 - F-9







      Independent Auditors' Reports........................      F-10 - F-11

          Consolidated Balance Sheet as of
             August 31, 1997.................................    F-12 - F-13

          Consolidated Statements of Operations for
             the years ended August 31, 1997 and
             1996............................................    F-14

          Consolidated Statements of Stockholders'
             Equity for the years ended August 31,
             1997 and 1996...................................    F-15 - F-16

          Consolidated Statements of Cash Flows for
             the years ended August 31, 1997 and
             1996............................................    F-17 - F-18

          Notes to the Consolidated Financial
             Statements......................................    F-19 - F-25

                     HALSTEAD ENERGY CORP. AND SUBSIDIARIES
                           Consolidated Balance Sheet
                                November 30, 1997
                                   (Unaudited)

                                   A S S E T S
                                   -----------

CURRENT ASSETS

     Cash.................................................    $    61,229
      Accounts Receivable - Trade, Net of  Allowance
      for Doubtful Accounts of  $110,000..................      1,157,233

     Inventories..........................................        202,032
     Notes Receivable.....................................        230,000
     Note Receivable - Related Party......................        590,959
     Stock Subscription Receivable........................         88,150
     Prepaid Expenses and Other Current Assets............        627,761
     Deferred Tax Asset...................................         45,000
                                                              -----------

            TOTAL CURRENT ASSETS..........................      3,002,364

PROPERTY PLANT AND EQUIPMENT - NET

     Land.................................................        942,500
     Property Plant and Equipment.........................     11,093,022
                                                             ------------
            TOTAL PROPERTY PLANT AND EQUIPMENT............     12,035,522

OTHER ASSETS

     Deferred Tax Asset...................................        337,000
     Notes Receivable - Net of Current Portion............        359,767
     Intangible Assets - Net..............................      1,421,544

         Deposits.........................................          2,045
                                                            -------------
            TOTAL OTHER ASSETS............................      2,120,356

            TOTAL ASSETS..................................  $  17,158,242
                                                            -------------
                                                            -------------

                   See selected notes to financial statements

                                       F-2

                     HALSTEAD ENERGY CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                November 30, 1997
                                   (Unaudited)


                      LIABILITIES And STOCKHOLDERS' EQUITY
                      ------------------------------------
CURRENT LIABILITIES
     Cash Overdraft........................................   $     95,369
     Accounts Payable Trade................................      1,910,773
     Notes Payable.........................................        500,000
     Current Portion of Long-Term Debt.....................        450,230
     Deferred Revenue .....................................        530,087
     Accrued Expenses and Other Current Liabilities........        442,605
                                                              ------------

              TOTAL CURRENT LIABILITIES....................      3,929,064

Subordinated Debt..........................................        600,000
Long-Term Debt - Net of Current Portion....................      3,019,410
Security Deposits Payable..................................        229,595
Due to Related Parties.....................................        383,354
                                                              ------------

              TOTAL LONG-TERM LIABILITIES..................      4,232,359

Preferred Stock, $.001 Par Value, 168,020 Shares
         Authorized-Series A 7.5% Cumulative Convertible
         Redeemable 168,020 Shares Issued and Outstanding
         ($1,008,120 aggregate liquidation preference).....            168
Paid In Capital: Preferred.................................      1,064,001
                                                              ------------
                                                                 1,064,169

STOCKHOLDERS' EQUITY

Preferred Stock, $.001 Par Value
         580,646 Shares Authorized-Series B
         12.0% Cumulative Convertible Redeemable 560,126
         Shares Issued and Outstanding
         ($4,340,969 aggregate liquidation preference)....             560
Common Stock, $.001 Par Value, 50,000,000  Shares
         Authorized, 4,518,601 Issued and Outstanding.....           4,519
         Paid in Capital: Preferred.......................       3,638,004
                          Common..........................       6,014,867
         Accumulated Deficit..............................      (1,625,300)
         Subscription Receivable..........................        (100,000)
                                                               -----------

              TOTAL STOCKHOLDERS' EQUITY                         7,932,650

              TOTAL LIABILITIES AND  STOCKHOLDERS' EQUITY      $17,158,242
                                                               ===========



                   See selected notes to financial statements

                                       F-3

                     HALSTEAD ENERGY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               Three Months Ended
                                   November 30
                                   (Unaudited)

                                                         1997          1996
                                                         ----          ----
Sales.............................................    $3,981,754    $4,768,434
Cost of Sales.....................................     3,008,587     3,753,450
                                                      ----------    ----------
GROSS PROFIT......................................       973,167     1,014,984

OPERATING EXPENSES
 Selling, General and Administrative Expenses.....       776,567       763,822
 Management Fee, Related Party ...................        90,000        90,000
 Net Rental Income................................      (154,767)     (139,827)
 Royalty Fee .....................................             0        25,203
 Depreciation & Amortization......................       278,680       186,320
                                                      ----------
----------
       TOTAL OPERATING EXPENSES                          990,480       925,518


    INCOME (LOSS) FROM OPERATIONS.................       (17,313)       89,466

OTHER INCOME (EXPENSES)
       Interest Income............................        11,577        72,795
       Interest Expense...........................      (181,841)      (88,896)
       Other Income...............................         1,223             0
                                                      ----------    ----------

      NET OTHER EXPENSES                               (169,041)       (16,101)

      INCOME (LOSS) BEFORE INCOME TAX EXPENSE          (186,354)        73,365

INCOME TAX EXPENSE                                            0         13,573
                                                      ---------     ----------
Net Income (Loss)                                      (186,354)        59,792
Preferred Stock Dividends                              (573,773)      (198,639)
                                                      ---------     ----------
Net Loss  Applicable to Common Shares              $   (760,127) $    (138,847)
                                                      =========     ==========

Net Loss  Per Share...............................       ($.18)         ($.04)
                                                        =======       =======

Weighted Average Number of Common
   Shares Outstanding.............................   4,308,601      3,752,082
                                                     =========      =========

                   See notes to selected financial statements

                                       F-4

                              HALSTEAD ENERGY CORP.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       RETAINED
             PREFERRED STOCK  COMMON STOCK             EARNINGS   STOCK
             $.001 PAR VALUE .001 PAR VALUE PAID IN (ACCUMULATED   SUB.   TOTAL
             ISSUED  AMOUNT   ISSUED AMOUNT CAPITAL    DEFICIT)    REC.   EQUITY
             ---------------  ------------- -------  ------------ ------  ------
Balance at
  August 31,
  1996
  (as restated
  in 1997)  572,246  $572  3,491,340 $3,492 $9,172,925 $5,320,634 $0 $14,497,623

Private
  Placement
  Costs           0     0          0      0    (5,151)          0  0     (5,151)

Cash
  Dividends
  Declared
  Preferred
  Series A       0      0          0      0          0   (75,610)  0    (75,610)

Cash
  Dividends
  Declared:
  Preferred,
  Series B       0      0          0      0          0   ( 1,471)   0    (1,471)

Common
  Shares
  Issued to
  Employees      0      0     15,000     15      8,560         0    0     8,575

Common
  Shares
  issued for
  acquisition of
  customer
  list           0      0    200,000    200    249,800         0    0   250,000

Conversion
  of Preferred Shares
  and Unpaid
  Dividend to
  Common
  Shares    (5,161)    (5)   162,261    162      1,314         0    0     1,471

Common
  Shares
  issued to
  employees      0      0    200,000    200     99,800         0(100,000)     0

Common Shares
  issued on
  Conversion of
  Options        0      0     50,000     50     15,950         0    0    16,000

Net (Loss)
  August 31,
  1997           0      0          0      0          0 (6,117,531)$ 0(6,117,531)
             -----  ------     ------  -----   ------- ---------  --- ---------

Balance
  at August 31,
  1997  567,085  $567 4,118,601 $4,119 $9,543,198($873,978)($100,000)$8,573,906



                              HALSTEAD ENERGY CORP.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                       RETAINED
             PREFERRED STOCK  COMMON STOCK             EARNINGS   STOCK
             $.001 PAR VALUE .001 PAR VALUE PAID IN (ACCUMULATED   SUB.   TOTAL
             ISSUED  AMOUNT   ISSUED AMOUNT CAPITAL    DEFICIT)    REC.   EQUITY
             ---------------  ------------- -------  ------------ ------  ------
Cash  Dividends
Declared:
Preferred
Series A       0     $   0        0 $    0        0 $ ($18,902)  $  0  ($18,902)

Preferred Shares
Series B Issued in
Exchange for Unpaid
Dividends  70,460       70        0      0  545,996   (546,066)     0         0

Common Shares
Issued on
Conversion of
Options        0         0   400,000   400  163,600          0      0   164,000

Restructuring  of
Series B Preferred
and Conversion
to Debt     (77,419)   (77)        0     0 (599,923)         0      0  (600,000)

Net (Loss) -
November 30,
 1997          0         0         0     0        0   (186,354)     0  (186,354)
            ----     -----     -----  ----     ----    -------   ----  --------

Balances at
November 30,
1997   560,126 $560 4,518,601 $4,519 $9,652,871($1,625,300)($100,000)$7,932,650
       ======= ==== ========= ======  ========= ==========  ========  =========



                                       F-6

                              HALSTEAD ENERGY CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   (Unaudited)

                                                            Three Months Ended
                                                                November 30,

                                                             1997        1996
                                                             ----        ----
Cash flows from Operating Activities:
         Net Income (Loss).......................       ($186,354)   $ 59,792
         Adjustments to Reconcile Net Income  (Loss)
           to Net Cash used in Operating Activities:
         Depreciation & Amortization............          278,680     211,523
         Changes in Operating Assets and Liabilities:
         Accounts Receivable.........................    (108,769)   (474,049)
         Inventory...................................     (33,102)   (937,295)
         Prepaid Expenses and other Current Assets...     (33,940)    (95,384)
         Accounts Payable, Accrued Expenses and Other
           Current Liabilities.......................     187,023     431,133
         Deferred Revenue............................    (145,059)    113,898
         Income Tax Payable..........................           0       6,408
                                                         --------    ---------

         Net Cash  Used In Operating Activities......     (41,521)   (683,974)


Cash Flows From Investing Activities:

         Intangible Assets...........................           0    (487,500)
         Proceeds From Capital Contribution..........           0     (11,158)
         Acquisition of  Property and Equipment......     (81,605)   (765,427)
         Advances to ATI.............................  (1,256,595)    (16,757)
         Repayment of  Notes Receivable ATI..........   1,244,484           0
         Security Deposits Payable...................      (8,211)          0
                                                        ---------     -------
         Net Cash  Used In Investing Activities......    (101,927) (1,280,842)


Cash Flows From Financing Activities:
         Decrease in Cash Overdraft..................      (3,106)          0
         Net Proceeds from the Issuance of Common Stock    75,850           0
         Proceeds from Long Term Debt Borrowings.....      96,734     197,709
         Net Borrowing from Related Parties..........     118,532           0
         Repayment of  Long Term Debt................    (109,200)    (86,289)
         Repayment of  Stockholder's Loan............     (18,526)          0
         Preferred Stock Dividends...................     (18,902)    (20,374)

         Net Cash Provided  by Financing Activities       141,382      91,046

         Net Decrease in Cash and Cash Equivalents...      (2,066) (1,873,770)

         Cash and Cash Equivalents at Beginning of Period  63,295   2,061,474

         Cash and Cash Equivalents at End of Period...   $ 61,229   $ 187,704
                                                         --------   ---------
Supplemental Disclosure - Cash Paid During the Period For:
         Interest Expense.............................   $181,841    $ 88,896
         Income Taxes.................................   $      0    $      0

Supplemental Schedule of Non-Cash Investing and
         Financing Activities:
         Acquisition of Leaseholds in Exchange
         for Repayment of Note Receivable ATI.........          0    $965,000
         Acquisition of  Customer List in Exchange for
           Common Stock...............................   $      0    $250,000
         Acquisition of  Equipment in Exchange for
           Note Payable...............................   $      0    $387,500
         Preferred Stock Issued in Exchange for
           Unpaid Dividends...........................   $546,066    $      0
         Conversion of Preferred Stock to Long-Term
           Debt.......................................   $600,000    $      0


                                       F-7

                   Selected Notes to the Financial Statements
                      Three Months Ended November 30, 1997


(1)      Summary of Significant Accounting Policies:

     The accompanying condensed financial statements are not audited for the interim period, but include all adjustments (consisting of only normal recurring accruals) which management considers necessary for the fair representation of results at November 30, 1997.

     Moreover, these financial statements do not purport to contain complete disclosures in conformity with generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements at, and for the fiscal year ended, August 31, 1997 contained in the Company's Annual Report on Form 10-KSB.

     The results reflected for the three month period ended November 30, 1997 are not necessarily indicative of the results for the entire fiscal year ending August 31, 1998.


(2)      Options and Warrants:

     The following table sets forth the options and warrants of the Company as of November 30, 1997:


          Amount         Term         Issue Date         Exercise Price ($)

          297,125        5 yrs.        03/05/96            40% of market
           10,000        5 yrs.        11/04/96                 .3125
           15,000        5 yrs.        11/05/96                1.000
        1,200,000        5 yrs.        11/14/96                 .3125
          225,000        5 yrs.        01/10/97                 .3125
           90,000        5 yrs.        02/18/97                 .3125
          209,000        5 yrs.        08/12/97                 .6300



(3) Earnings (loss) per share is computed by dividing net earnings (loss) less preferred dividends by the weighted average number of shares of common stock joutstanding during the year. Common stock equivalents are not included in earnings (loss) per share computations since their effect is anti-dilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS#128), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings (loss) per share and to restate all prior periods. Under the new requirements for calculating basic earnings (loss) per share, the dilutive effect of stock options will be excluded. The Company does not expect the impact on the earnings per share to be material.

                     Selected Notes To Financial Statements
                      Three Months Ended November 30, 1997


(4)      Note Receivable - Related Party:

     On June 10, 1997, A. Tarricone, Inc. ("ATI"), the former parent of the Company's operating subsidiaries and divisions (ATI is wholly-owned by Claire E. Tarricone, Anthony J. Tarricone, and Joseph A. Tarricone, the Company's directors of the Company and its executive officers), filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code (the "Code"). ATI has continued in possession of its property and in the management of its affairs as a debtor-in-possession under the applicable provisions of the Code. In connection with the bankruptcy proceeding, the Company has asserted (and ATI has acknowledged) pre-petition claims arising under a receivable from ATI in the amount of $3,877,563 and pre-petition liens on certain leasehold interests. The proceeding is before the United States Bankruptcy Court, Southern District of New York, and is referred as "A. TARRICONE, INC., 97B21488." The Company has determined that its asserted pre-petition liens may not have been properly "perfected," in which case the Company would be deemed an unsecured creditor (rather than a secured creditor) in the proceeding. If it were ultimately determined by the court that the Company's status in the proceeding is that of an unsecured creditor, the Company's legal basis for recovery would be materially, adversely affected. The Company is pursuing all appropriate avenues to protect its interest in this regard. However, there can be no assurance that the indebtedness and the liens asserted by the Company in this proceeding will be recognized or given full effect, that the same will not be challenged, modified or reduced, that all or any portion of such indebtedness will be repaid to the Company or that the Company will otherwise be successful in protecting its interests. In this regard, management has elected to write-off, and has taken as a charge against earnings as a bad debt expense, in the fourth quarter of fiscal 1997, the entire amount of the receivable due from ATI at June 10, 1997, i.e., $3,877,563. Additionally, all executory contracts between ATI and the Company are susceptible to rejection, at the election of ATI, under the applicable provisions of the Code. Furthermore, any transfers from ATI to the Company on account of antecedent debt (of ATI to the Company) during the one year period prior to the date of filing of ATI's voluntary petition may be subject to avoidance under the applicable provisions of the Code. The occurrence of any such circumstances may have a material adverse effect on the Company.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders of
Halstead Energy Corp.


     We have audited the accompanying consolidated balance sheet of Halstead Energy Corp. and subsidiaries as of August 31, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above presently fairly, in all material respects, the financial position of Halstead Energy Corp. and Subsidiaries as of August 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                    MAHONEY COHEN & COMPANY, CPA, P.C.



January 12, 1998

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders of
Halstead Energy Corp.

     We have audited the accompanying consolidated statements of operations. stockholders' equity and cash flows for the year ended August 31, 1996 of Halstead Energy Corp. and Subsidiaries. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     The August 31, 1996 consolidated statement of stockholders' equity has been restated to give effect to the transaction disclosed in Note 2 to the Financial Statements.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Halstead Energy Corp. and Subsidiaries for the year ended August 31, 1996 in conformity with generally accepted accounting principles.

                                        GOLDMAN & MURPHY, LLP

January 16, 1997

                HALSTEAD ENERGY CORP. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEET
                            August 31, 1997

                              A S S E T S
CURRENT ASSETS
      Cash...............................................  $   63,295
      Accounts  Receivable - Trade,  Net of Allowance
        for Doubtful  Accounts of $110,000 (Note 7)......   1,048,464
      Inventories  (Notes 1D and 7)......................     168,930
      Notes Receivable (Note 5)..........................     230,000
      Note Receivable - Related Party (Note 6)...........     578,848
      Prepaid Expenses and Other Current Assets (Note 3).     615,823
      Deferred Tax Asset (Note 8)........................      45,000
                                                            ---------
           TOTAL CURRENT ASSETS..........................   2,750,360


PROPERTY, PLANT AND EQUIPMENT - NET (Notes 4 and 7)        12,173,547

OTHER ASSETS
      Deferred Tax Asset (Note 8)........................      337,000
      Notes Receivable - Net of Current Portion (Note 5).      337,765
      Intangible Assets - Net (Notes 1G and 7)...........    1,480,593
      Deposits...........................................        2,045
                                                            ----------
           TOTAL OTHER ASSETS............................    2,157,403
                                                            ----------
           TOTAL ASSETS..................................  $17,081,310
                                                           ===========



                          See Accompanying Notes

                HALSTEAD ENERGY CORP. AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEET
                            AUGUST 31,1997

                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Cash Overdraft.................................      $     98,475
      Accounts Payable -Trade........................         1,789,718
      Notes Payable (Note 7).........................           500,000
      Current Portion of Long-Term Debt (Note 7).....           441,401
      Deferred Revenue...............................           675,146
      Accrued Expenses and Other Current Liabilities.           376,637
                                                            -----------
      TOTAL CURRENT LIABILITIES......................         3,881,377


Long-Term Debt - Net of Current Portion (Note 7).....         2,964,772

Security Deposits Payable............................           237,806
Due to Related Parties (Note 6)......................           359,280
                                                            -----------
      TOTAL LONG TERM LIABILITIES....................         3,561,858

Preferred Stock, $.001 Par Value, 168,020 Shares
    Authorized-Series A 7.5% Cumulative Convertible
    Redeemable 168,020 Shares Issued and Outstanding
    ($1,008,120 aggregate liquidation preference)(Note 12)          168
Paid-In Capital:Preferred Stock .....................         1,064,001
                                                            -----------
                                                              1,064,169
                                                            ===========
COMMITMENTS AND CONTINGENCIES (NOTES 10 AND 11)

STOCKHOLDERS' EQUITY
     Preferred Stock,$.001  Par  Value,
       580,646 Shares Authorized Series B
       8.0%  Cumulative Convertible 567,085
       Shares Issued and  Outstanding
       ($4,394,909 aggregate liquidation
       preference) (Note 12)..........................              567
     Common Stock, $.001 Par Value, 50,000,000 Shares
     Authorized, 4,118,601 Issued and Outstanding.....            4,119
     Paid-in Capital: Preferred Stock..................       3,770,183
                     Common Stock ....................        5,773,015
     Accumulated Deficit..............................         (873,978)
     Subscription Receivable..........................         (100,000)
                                                             -----------
     TOTAL STOCKHOLDERS' EQUITY                               8,573,906
                                                            -----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $17,081,310
                                                            ===========

                          See Accompanying Notes

                                   F-13

                     HALSTEAD ENERGY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    Years Ended
                                                     August 31,

                                                    1997         1996
                                               -------------   ----------
Sales........................................ $  18,667,132   $15,312,260

Cost of Sales................................    14,677,380    10,734,200
                                              -------------    ----------

GROSS PROFIT.................................     3,989,752     4,578,060

OPERATING EXPENSES
  Selling, General and Administrative Expenses    4,122,851     3,240,926
  Management Fee, Related Party (Note 6)......      360,000       360,000
  Net Rental Income (Note 10).................     (502,517)     (418,478)
  Royalty Fee (Note 6)........................       31,769        96,102
  Gain on Sale of Asset.......................     (175,667)           -0-
  Depreciation and Amortization...............    1,287,674       717,884
  Bad Debt Expense (Note 6)...................    4,694,998        39,869
                                               ------------    ----------
      TOTAL OPERATING EXPENSES                    9,819,108     4,036,303
                                               ------------    ----------

      INCOME (LOSS) FROM OPERATIONS...........   (5,829,356)      541,757

OTHER INCOME (EXPENSES)
      Interest Income.........................        5,451       101,987
      Interest Expense........................     (407,969)     (398,889)
      Other Income............................      114,343        38,935
                                               ------------    ----------

      NET OTHER EXPENSES                           (288,175)     (257,967)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE          (6,117,531)      283,790

INCOME TAX EXPENSE (Note 8)                               0       102,696
                                               -------------   ----------
Net Income (Loss)                                (6,117,531)      181,094
Preferred Stock Dividends                          (429,393)     (164,308)
                                               -------------   -----------
Net Income (Loss) Applicable to Common Shares  $ (6,546,924)     $ 16,786
                                               =============   ===========

Net Income (Loss) Per Share................... $      (1.66)     $   0.00
                                               =============   ===========

Weighted Average Number of Common
      Shares Outstanding......................    3,949,479     3,416,743
                                               ============    ===========


                          See Accompanying Notes

                                   F-14

                     HALSTEAD ENERGY CORP. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Retained
        Preferred Stock, Common Stock,     Paid     Earnings   Stock
           $.001 Par      $.001 Par        In     (Accumulated   Sub.  Total
         Issued Amount  Issued  Amount    Capital   Deficit)     Rec.  Equity
         ------ ------  ------  ------    -------  ---------   ------- ------

Balance at
August 31,
1995        0    $ 0    3,338,117  $ 3,338 $4,364,721 $5,215,906 $ 0 $9,583,965

Cash Dividends
 Declared
 Preferred,
 Series A  0       0            0        0          0    (75,610)  0   (75,610)

Cash Dividends
 Declared Preferred,
 Series B  0       0            0        0          0       (756)  0      (756)

Debentures
 Converted
 into Common
 Shares     0       0      104,647       105   363,740          0   0   363,845

Common Shares
 Issued    0       0        2,250         2    12,092          0   0    12,094

Preferred
 Stock
 Issued  580,646  580           0         0 4,499,420          0   0 4,500,000

Private Placement
 Costs     0       0            0         0  (625,246)         0   0  (625,246)

Conversion of
 Preferred
 Shares to
 Common
 Shares (8,400)   (8)       18,816       19       745          0   0       756

Conversion
 of Note
 Payable to
 Common
 Shares    0       0        27,510       28    46,398          0   0     46,426

Issuance of
 Stock
 Warrants  0       0             0        0   511,055          0   0    511,055

Net Income
 August 31,
 1996      0       0             0        0         0    181,094   0    181,094
        -----    -----      ------     ----   -------    -------  ---   -------
Balance at
 August 31,
 1996
 (as restated
 in 1997)
 (Note 2)572,246 572     3,491,340   3,492  9,172,925  5,320,634  0 14,497,623

                                   F-15
Private
 Placement
 Costs    0         0             0       0     (5,151)        0   0     (5,151)


Cash
 Dividends
 Declared
 Preferred
 Series A 0         0             0       0          0   (75,610)  0   (75,610)

Cash
 Dividends
 Declared:
 Preferred,
 Series B 0         0             0       0          0    (1,471)  0    (1,471)

Common Shares
 issued to
 employees 0      $ 0        15,000    $ 15    $ 8,560     $  0   $0   $ 8,575

Common
 Shares
 issued for
 acquisition of
 customer
 list     0         0       200,000     200    249,800        0    0   250,000

Conversion
 of Preferred
 Shares and
 Unpaid
 Dividend
 to Common
 Shares (5,161)    (5)      162,261     162      1,314        0    0     1,471

Common Shares
 issued to
 employee 0         0       200,000     200     99,800        0(100,000)     0

Common Shares
 issued on
 Conversion of
 Options 0          0        50,000      50     15,950       0     0    16,000

Net (Loss)
 August 31,
 1997     0         0             0       0        0   (6,117,531) 0 (6,117,531)
        -----    ------      -------  -------  -------  --------  --- ---------
Balance
 at August 31,
 1997 567,085   $567 4,118,601 $4,119 $9,543,198 ($873,978)($100,000)$8,573,906
      =======   ==== ========= ====== ==========  ========  ======== ==========



                          See Accompanying Notes

                                  F-16

                     HALSTEAD ENERGY CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                           Year Ended
                                                           August 31,
                                                        1997             1996
                                                   ----------     ----------
Cash Flows From Operating Activities:

      Net Income (Loss)........................      $(6,117,531)    $  181,094

      Adjustments to Reconcile Net Income (Loss)
       to Net Cash provided by Operating Activities:
      Depreciation and Amortization................    1,287,674        717,884
      Gain on the Sale of Customer List............     (175,667)             0
      Bad Debt Expense ............................    4,694,998         38,052
      Deferred Income Tax Expense..................      230,406        103,756
      Change in Operating Assets and Liabilities:
        Accounts Receivable........................      (82,646)      (316,771)
        Inventory..................................       82,520        (59,212)
        Prepaid Expenses and other Current Assets...     (286,609)      (99,778)
        Accounts Payable, Accrued Expenses and Other
        Current Liabilities........................    1,310,307        (87,825)
        Deferred Revenue...........................      661,386           (444)
        Income Taxes Payable.......................            0       (157,133)
        Discount Deposits Payable..................            0         12,363
                                                       ---------     -----------

      Net Cash Provided by Operating Activities....    1,604,838        331,986

Cash Flows From Investing Activities:

      Net Proceeds From the Sale of Customer List..      175,667              0
      Intangible Assets............................      (72,067)       (84,235)
      Acquisition of Property and Equipment........     (263,907)    (1,922,013)
      Note Receivable..............................     (487,765)       (80,000)
      Advances to ATI..............................   (4,306,018)    (1,888,190)
      Repayment of Notes Receivable ATI.............      360,000     1,725,000
      Security Deposits Payable....................      (21,752)        40,358
                                                       ---------     -----------
      Net Cash Used In Investing
        Activities                                    (4,615,842)    (2,209,080)

Cash Flows From Financing Activities:

      Increase (Decrease)in Cash Overdraft..........      98,475        (66,351)
      Net Proceeds from the Issuance of Common Stock      19,424      4,297,875
      Proceed from Short Term Borrowings............     715,000              0
      Proceeds from Long Term Debt Borrowing........     265,000              0
      Net Borrowing from Related Parties............     359,280              0
      Repayment of Long Term Debt...................    (288,744)      (296,590)
      Repayment of Stockholder's Loan.............     (80,000)        80,000
      Preferred Stock Dividends.....................     (75,610)       (76,366)
                                                       ---------      ---------
      Net Cash Provided by Financing Activities.....   1,012,825      3,938,568

      Net Increase (Decrease) In Cash and Cash
        Equivalents..............................  (1,998,179)        2,061,474


      Cash and Cash Equivalents at Beginning of Year   2,061,474              0
                                                      ----------      ---------
      Cash  and Cash Equivalents at End of Year.....  $   63,295   $  2,061,474
                                                      ----------    -----------

Supplemental Disclosure - Cash Paid During the Year For:
      Interest Expense..............................  $  407,969   $    361,931
                                                      ----------    -----------
      Income Taxes..................................  $    6,597   $    162,631
                                                      ----------    -----------
                                        F-17

Supplemental Schedule of Non-cash Investing and Financing Activities:

                                                      1997            1996
                                                      ----            ----
      Acquisition of Leaseholds in Exchange for
        Repayment of Note Receivable ATI          $  690,000     $ 1,365,000
                                                  ----------     -----------
      Acquisition of Customer List in Exchange
        for Common Stock                          $  250,000     $         0
                                                  ----------     -----------
      Common Stock Issued in Exchange for Note
        Receivable                                $  100,000     $         0
                                                  ----------     -----------
      Acquisition of Trademark in Exchange for
        Warrants                                  $        0     $   511,055
                                                  ----------     -----------
      Acquisition of Equipment in Exchange for
        Note Payable                              $  260,124     $         0
                                                  ----------     -----------
      Common Stock Issued in Exchange for
        Unpaid Dividends                          $    1,471     $         0
                                                  ----------     -----------


                        See Accompanying Notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)   Organization

     The Company is engaged in the retail sale of propane, propane equipment, fuel oil, gasoline and diesel fuel. Fuel oil, gasoline and diesel fuel are also sold to wholesalers. The Company also services propane and fuel oil heating equipment.

(B)   Principles of Consolidation

     The consolidated financial statements include the accounts of Halstead Energy Corp.(the "Company") and its wholly-owned subsidiaries, White Plains Fuel, Inc., and Halstead Quinn Propane, Inc.("HQP"),and Rockland Fuel Oil, Inc., a wholly-owned subsidiary of HQP (together the "Companies").All inter-company accounts have been eliminated.

(C)   Use of Estimates

     The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(D)   Inventories

     Inventories, primarily finished petroleum products, are stated at the lower cost or market. A monthly moving average method is used for determining petroleum product costs. Other materials and supplies are valued at average cost.

(E)   Depreciation and Amortization

     Assets recorded under leaseholds are amortized on the straight-line method over the shorter of the term of the lease or the useful life of the related assets. Depreciation of property and equipment is computed by use of the straight-line method over their estimated useful lives. The useful lives are as follows:

      Buildings and improvements                10-30 years
      Equipment                                  3-20 years
      Furniture and fixtures                     3-10 years
      Vehicles                                   3-10 years

                                        F-19


(F)   Impairment of Long-Lived Assets

      The Company periodically assesses the recoverability of the carrying amount of long-lived assets, including intangible assets. A loss is recognized when expected future cash flows (undiscounted and without interest) are less than the carrying amount of the asset. The impairment loss is determined as the difference by which the carrying amount of the asset exceeds it fair value.

(G)   Intangible Assets

      Intangible assets, consisting of customer lists and a trademark, are being amortized on a straight-line basis over 4 - 15 years, the period the Company expects to receive benefits. At August 31, 1997, intangible assets, net of accumulated amortization of $524,591, was $1,480,593.

(H)   Customer Credit Balances

      Customer credit balances, which is included in accrued expenses and other current liabilities, represent payments received from customers pursuant to a budget payment plan (whereby customers pay their estimated annual fuel charges on a fixed monthly basis) in excess of actual deliveries billed.

(I)   Income Taxes

      Deferred income taxes are provided for the effect of items which are reported for income tax purposes in year different from that in which they are recorded for financial statement purposes.

(J)   Revenue Recognition

     Revenue is recognized at the time the products are shipped to and accepted by the customer either directly from the Company or a vendor, on drop shipments or from pick-up company facilities. Retail revenue is recognized when delivered to the customer. In connection with certain sales, when the related receivable is collectible over extended periods of time and collectibility is uncertain, profit is recognized under the installment method as receivable is collected.

(K)   Concentration of Credit Risk

      1.    Geographic Area

      Substantially   all  of  the  Company's   customers  are  located  in  the
      Westchester, Rockland, Putnam, Orange, Dutchess and Bronx Counties.

                                      F-20



      2.     Major Vendors

     The Company purchases a majority of its gasoline and oil for its operations from five vendors (including A. Tarricone, Inc. ("ATI")). Those vendors represent approximately 98% and 88% of total purchases for years ended August 31, 1997 and 1996. At August 31, 1997, these five vendors represented 39.8% of the accounts payable balance.

      3.     Accounts Receivable

     The Company performs ongoing credit evaluations of its customers and records reserves for potentially uncollectible accounts receivable, which are declared credit risks as determined by management.

      4.    Cash

     The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. These amounts are insured up to the federally insured limits.

(L)   Environmental Costs

     The Company expenses, on a current basis, costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and the amount can be reasonably estimated.

(M)   Earnings (Loss)Per Share

     Earnings (loss) per share is computed by dividing net earnings (loss) less preferred dividends by the weighted average number of shares of Common Stock outstanding during the year. Common stock equivalents are not included in earnings (loss) per share computations since their effect is anti-dilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS#128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings (loss) per share and to restate all prior periods. Under the new requirements for calculating basic earnings (loss) per share, the dilutive effect of stock options will be excluded. The Company does not expect the impact on the earnings per share to be material.

  Note 2 - RESTATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY

     The August 31,1996 consolidated stockholders' equity previously reported as $14,036,973 has been restated to reflect the recording of an intangible asset of $460,650 net of accumulated amortization relating to the acquisition of a trademark from ATI (see Note 6), which was recorded as a reduction to stockholders' equity in the year ended August 31, 1996. Accordingly, Stockholders' equity has been restated at August 31, 1996 to $14,497,623. F-21


Note 3 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

      Prepaid Expenses and other current assets consist of the following:



      Income Tax Refund Receivable              $241,000
      Prepaid Insurance                          182,262
      Miscellaneous                              192,561
                                               ---------

                TOTAL                           $615,823
                                               ---------
                                               ---------

Note 4 - PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment is stated at cost and consists of the following:



      Land                                     $    894,000
      Gas Station Leaseholds                      8,813,000
      Building and Improvements                   2,449,434
      Equipment                                   1,914,899
      Furniture and Fixtures                         83,587
      Vehicles                                    1,425,555
                                               ------------

                TOTAL                            15,580,475


      Less: Accumulated Depreciation             (3,406,928)
                                              -------------
            NET                                 $12,173,547
                                                -----------
                                                -----------
NOTE 5 - NOTES RECEIVABLE

     Notes receivable consist of various notes relating to the sale of certain equipment, customer lists and issuance of common stock. These notes have interest rates ranging from 6% to 9% and are payable in monthly and annual installments through June 1, 2004.

NOTE 6- RELATED PARTY TRANSACTIONS

     (A) The Company has advanced funds to A. Tarricone, Inc. ("ATI") its former parent and brother-sister corporation with the same majority shareholders, for necessary and ordinary gasoline and diesel purchases. ATI is currently operating under Chapter 11 of the Federal Bankruptcy Code. Such advances are secured by a first lien of 50% of all of the ATI's post-petition assets and a second lien on the balance of ATI's post petition assets. In addition, the Company reimburses ATI under a management agreement expiring on August 31, 1998, for clerical, administrative, payroll and other costs incurred by ATI. Such management fee is accrued monthly and is recorded as a reduction of the amount due to ATI. For each of the years ended August 31, 1997 and 1996, the Company was charged $360,000 in connection with such expenses.

                                        F-22

     (B) For the period September 1, 1995 through February 28, 1996, the Company paid ATI a royalty fee of $45,697 for the use of the ATI trademark. On March 1, 1996, the Company granted warrants to ATI for the purchase of its trademark which was valued at $511,055 (see Note 13). Amortization expense for the years ended August 31, 1997 and 1996 was $31,769 and $50,405, respectively.

     (C) For the year ended August 31, 1996, the Company paid ATI $38,671 for the storage of fuel oil at the terminals' operated by ATI.

     (D) Notes payable to stockholders and affiliated entities are non-interest bearing and are payable on demand at anytime on or after September 1, 1998.

     (E) During the year ended August 31, 1997, the Company acquired four gasoline station leaseholds from ATI (see Note 5) for $690,000 (the leaseholds were valued by an independent appraiser). In consideration for the leaseholds, the Company forgave $690,000 of the note receivable from ATI.

     (F) During the year ending August 31, 1997, the Company made advances to ATI of $4,237,563 of which $360,000 was repaid and the remaining balance of $3,877,563 was written off as a bad debt. At August 31, 1997 the Company is owed $578,848, which is due on June 10, 1998.

Note 7- DEBT

      Short-term borrowings consists of the following:

          $500,000 revolving line of credit with a bank due
          5/17/98 with interest at 11.75%(3.25% above prime)(B)        $ 500,000
                                                                        --------
                                                                        --------

      Long-Term debt consists of the following:

          $1,000,000,000  revolving  line of credit  with a
          bank originally due 6/8/98, which has been extended
          to September 4, 1998 with interest at 18.5% (10%
          above prime)(A)                                              $ 715,000

          Mortgage  payable  with  interest  at 9%  and  monthly
          principal and interest payments of $5,038 with a balloon
          payment of $378,359 due 1/16/01 (D)                            452,064

                              F-13

          Mortgage  payable  with  interest at 9.5% (1% above
          prime) and monthly principal payments of $2,800 with
          a balloon payment of $334,800 due 10/01/00(C)                $ 435,600

          Mortgage payable with interest at 8.5% and monthly
          principal payments of $2,778 with a balloon payment
          of $333,333 due 5/17/99 (B)                                    391,667

          Notes  payable with interest at 8%, each note was to
          be repaid in full with accrued  interest  within ten
          days of the Company  effectuating a warrant conversion
          resulting in gross proceeds of at least $1,000,000.
          The warrant  conversion  never took place and,
          accordingly, there is no payment date and terms on the
          notes                                                          317,000

          Unsecured notes payable due on 7/1/01 and 8/31/02 with
          interest at 10% and 11% (2.5% above prime) and aggregate
          annual principal and interest payments of $60,400, through
          7/1/01 with a final payment of $40,000 due on 8/31/02          265,849

          Mortgage  with  interest at 12.5% and monthly  principal
          and interest payments of $1,704, with a balloon payment of
          $116,913 due 1/15/01 (D)                                       132,757

          Mortgage due 12/01/99 with interest at 9.5% (1% above
          prime) and monthly principal payments of $3,300 (C)             94,400

          Notes payable for equipment  payable in various monthly
          principal and interest  payments with interest  ranging
          from 7.95%, to 12.3% and due dates ranging from 3/1/98
          to 7/1/02, collateralized by equipment with a market
          value of approximately $698,000                                601,836
                                                                      ----------
      Total                                                            3,406,173
      Less: Current Portion                                              441,401
                                                                      ----------
      Total Long-Term Debt                                            $2,964,772
                                                                      ----------
                                                                      ----------

(A) The loan is secured by the Company's accounts receivable, inventories and intangible assets. Certain officers of the Company have personally guaranteed the loan.

(B) The loan is secured by a first mortgage on the Company's headquarters and terminal facility at Alexander Street. Certain officers of the Company have personally guaranteed the loan.

(C) The loan is secured by a second mortgage on the property noted in (B).

(D) Secured by a gas station with a book value of $700,000.

Aggregate principal payments for each of the next five years relating to long term debt are as follows:
                                   Year Ending
                                   August 31,
                                ------------
                                    1998        $   441,401
                                    1999          1,712,785
                                    2000            255,503
                                    2001            940,434
                                    2002             56,050
                                               ------------
                                                 $3,406,173
                                               ------------
                                               ------------
                                      F-23

NOTE 8 - INCOME TAXES

      The following is a reconciliation of the expected federal income tax provision (benefit) and the actual provision (benefit) for income taxes:

                                                       1997            1996
                                                       ----            ----
      Expected tax (benefit) at statutory federal
         income tax rate of 34%                   ($2,079,961)      $  96,489

      State taxes, net of federal benefit            (363,256)         -----

      Net operating loss carry back                   241,000          -----

      Valuation Allowance                           2,128,000          -----

      Other                                            74,217           6,207
                                                    ---------        --------
                                                   $      -0-        $102,696
                                                    =========        ========

      Deferred income taxes are provided for the temporary differences between the financial statement and tax bases of the company's assets and liabilities .

      The components of deferred tax assets are as follows:

                                                              1997
                                                            ----------
      Deferred Tax Assets:
        Current:
          Allowance for Doubtful Accounts                   $   45,000
                                                            ==========


        Non Current:
          Property Plant and Equipment                      $  337,000
          Net Operating Loss Carry forward                  $2,128,000
          Valuation Allowance                               (2,128,000)
                                                           -----------
          Total Non Current Deferred Asset                  $  337,000
                                                           ===========

     The Company has a net operating loss carry forward of approximately $5,100,000 for federal and New York State tax purposes, which will expire in the year ending August 31, 2012. The Company will carry back approximately $710,000 of its net operating loss and has recognized an income tax receivable of $241,000 on the accompanying balance sheet. Management has established a valuation allowance of $2,128,000 for the year ended August 31, 1997.


NOTE 9 - FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, notes receivable and debt instruments. The carrying amount of cash and short-term instruments approximates their fair values because of the relatively short period of time between the origination of the instruments and their expected realization. The fair value of the Company's debt is based on the current market interest rates being paid, and as a result, it approximates fair value. The Company cannot estimate the fair value of the notes receivable and payable from its related parties due to the repayment terms.

NOTE 10 - OPERATING LEASES

     The Company leases gas stations and equipment under operating leases which expire at various dates through August 2013. The Company also sub-leases the above gas stations under operating leases which expire at various dates through January 2007.

      Minimum future rental payments and receipts under the operating leases as at August 31, 1997 are as follows:

      For the Year Ending         Lease           Sublease
            August 31,           Payments         Receipts              Net
      -------------------     -----------      -----------        ----------
            1998              $  868,100       $  841,000         $   27,100
            1999                 770,100          498,700            271,400
            2000                 775,300          396,400            378,900
            2001                 652,500          240,500            412,000
            2002                 370,900          145,200            225,700
         Thereafter            1,730,400          371,500          1,358,900
                              ----------       -----------        ----------
                              $5,167,300        $2,493,300        $2,674.000
                              ==========       ===========        ==========

     The rental payments under the leases are subject to annual cost of living increases. Net rental income credited to operations for the years ended August 31, 1997 and 1996 amounted to $502,517 and $568,052, respectively, inclusive of $288,000 of income relating to the rental of a customer list to a third party.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

     (A)  Employment Agreements

     The Company has entered into Employment Agreements with its officers for a five year term ending on August 31, 1998. The remaining aggregate compensation to be paid for the year ending August 31, 1998 is $174,000.

     (B)  Licenses Pending

     HQP's principal terminal facility is currently operated by ATI pending approval of HQP's application with the State of New York for a terminal operator's and diesel motor fuel license, and the application of White Plains Fuel, Inc.("WPF") for its diesel motor fuel license. Management believes the Company has substantially completed all steps necessary to receive such licenses. However, these licenses have not yet been granted. Management is awaiting approval of these licenses.

     (C) Litigation

     The Company has pending certain legal actions and claims incurred in the normal course of business and is actively pursuing the defense thereof. In the opinion of management these actions and claims are either without merit or are covered by insurance and will not have a material adverse effect on the Company's financial position.

NOTE 12 - PREFERRED STOCK

     A) The Company has 5,000,000 shares of authorized Preferred Stock with a par value of $.001.

     B) The Company has issued Series A 7.5% Cumulative Convertible Redeemable Preferred Stock, $0.001 par value ("Series A Preferred Stock"). The holders of the outstanding shares of Series A Preferred Stock are entitled to the following:

          The Series A Preferred Stock bears a cumulative cash dividend rate of $0.45 per annum, payable quarterly, when, and if declared by the Board of Directors of the Company. The Series A Preferred Stock becomes convertible after June 8, 1998 into shares of Common Stock at a conversion rate of one share of Common Stock for each share of Series A Preferred Stock subject to adjustment in certain events.

          The Series A Preferred Stock is redeemable at the option of the Company, in whole or in part, at any time at a redemption price of $6.00 per share, plus accrued and unpaid dividends.

          Holders of Series A Preferred Stock may request to have their shares redeemed by the Company at $6.00 per share at any time commencing on June 8, 2000 and ending June 7, 2004.

          The Company shall not be required to redeem from any holder during any twelve (12) month period a number of shares of Series A Preferred Stock greater than twenty percent (20%) of the shares of Series A Preferred Stock then held by the applicable holder and the Company shall not be required to redeem shares of Series A Preferred Stock from any holder more than once during any twelve (12) month period.

          Each share of Series A Preferred Stock entitles its holder to a number of votes equal to the number of shares of Common Stock (including fractional shares) that such share would be converted into, if it were so converted, as of the close of business on the day immediately prior to the date of such vote, and with respect to such votes, a holder of shares of Series A Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of a holder of shares of Common Stock, and shall be entitled to a notice of any stockholders' meeting in accordance with the Bylaws of the Company and shall be entitled to vote with holders of Common Stock together as a single class.

     C) The Company has issued Series B 8% Cumulative Convertible Redeemable Preferred Stock, $0.001 par value ("Series B Preferred Stock" - see Note
     15). The holders of the outstanding shares of Series B Preferred Stock are entitled to the following:

          The Series B Preferred Stock bears a cumulative cash dividend rate of $0.62 per annum, payable quarterly after payment of dividends on the Series A Preferred Stock; provided, however that if such dividends are not paid in cash, to the extent permitted by law, dividend payments shall be made, in the sole discretion of the Board of Directors, in additional shares of Common Stock.when, as and if declared by the Board of Directors of the Company. The Series B Preferred Stock is convertible into an unspecified number of shares of Common Stock at a conversion rate formula based in part on the market value of the Common Stock on the date of conversion. During the year ended August 31, 1997, 5,161 shares of Series B Preferred Stock were converted into 162,261 shares of Common Stock.

          The Preferred Stock is redeemable at the option of the Company, in whole or in part, at any time at a redemption price of $10.00 per share, plus accrued and unpaid dividends.

          Except as required by applicable law, shares of Series B Preferred Stock shall not entitle the holder to any voting rights, but such holder shall be entitled to a notice of any stockholder meetings in accordance with the bylaws of the Company.

NOTE 13 - STOCK OPTIONS

     During the year ended August 31, 1996, the Company granted 297,125 warrants to a related party to purchase Common Stock at the lesser of $4.30 or 40% discount to the market price on the exercise date. The fair market value of the underlying Common Stock on the grant date was $4.30 per share. The options are exercisable for a period of 5 years beginning on the grant date (see Note 6).

     During the year ended August 31, 1997, the Company granted 515,000 options to consulting firms to purchase common stock at an average exercise price of $.41 per share, in connection with the Restructuring Transaction disclosed in Note 15(A).The options are exercisable for a period of 5 years beginning on the grant date. 400,000 options expire on February 27, 2000 with the remaining 115,000 options expiring November 2001.

     During the year ended August 31, 1997, the Company granted 1,634,000 options to employees at an average exercise price of $.35 per share. The options are exercisable for a period of 5 years beginning on the grant date. 1,425,000 options expire November 13, 2001 with the remaining 209,000 options expiring on August 12, 2002.

     The Company accounts for stock based compensation using the intrinsic value-based method provided in APB Opinion 25, "Accounting for Stock issued to Employees." The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the year ended August 31, 1997. Had compensation cost been determined based on the fair value method on the date of grant, the Company's net loss and loss per common share would have increased by approximately $573,000 and $.15, respectively.

     The weighted average fair value at the date of grant for the year ended August 31, 1997 was approximately $.32 per option. The fair value of each option granted was estimated using the Black- Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility of 293%, a risk-free interest rate of 5.6%, and expected lives of 5 years. The compensation cost as generated by this method may not be indicative of the future benefit, if any, that will be received by the option holder.

NOTE 14 - EMPLOYEE BENEFIT PLANS

     The Company maintains a qualified 401(k) plan for non-union employees meeting certain requirements. Under the plan, annual discretionary contributions to the plan are determined by the Board of Directors and employees may make voluntary contributions. For the years ended August 31, 1997 and 1996, the Company did not make any contributions to the plan.

     The Company contributes, along with many other employers, to the International Brotherhood of Teamsters and Chauffeurs Union, Local 456, a multi-employer defined benefit plan. The Pension Plan Amendment Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans in the extent that employers withdraw from such a plan.

NOTE 15 - SUBSEQUENT EVENTS

(A) Restructuring Agreement: On September 24, 1997, the Company, entered into a Restructuring Agreement with the holder of the Series B Preferred Stock (the "Restructuring Agreement"). Under the terms of the Restructuring Agreement, the holder of the Preferred Series B Stock agreed to exchange 77,419 shares and all accrued and unpaid dividends on the outstanding shares of Series B Preferred Stock for the Company's Subordinated Promissory Note in the principal amount of $600,000 (the "Note"). The Note will accrue interest at 12% per annum compounded quarterly through September 24, 1999 and accrue simple interest at 12% per annum after September 24, 1999. The Note matures on September 24, 2002, although the Company is required to make mandatory prepayments upon the occurrence of certain events.

     The terms of the designation of the Series B Preferred Stock were amended to provide, among other things, for (i) a fixed conversion price of $2.00 per share of Series B Preferred Stock, (ii) the removal of certain limitations on the rights of holders of the Series B Preferred Stock to convert those shares into the Company's Common Stock, and (iii) an increase in the dividend rate of the Series B Preferred Stock to 12% from 8% per annum.

     (B)  Pending Delisting

     The Company has been notified by NASDAQ that its stock will be delisted due to the failure to meet the filing requirements of its Form 10-KSB for the fiscal year ended August 31, 1997. The delisting has been stayed and a hearing will be held on February 5, 1998.

      No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.


     Until April 6, 1998, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


                                TABLE OF CONTENTS

                                                     Page

            Prospectus Summary                         3
            Risk Factors                               4
            Use of Proceeds                            9
            Management's Discussion and                9
               Analysis of Financial
               Condition and Results of
               Operations
            Description of Business                   14
            Description of Property                   20
            Legal Proceedings                         21
            Management                                22
            Executive Compensation                    23
            Certain Relationships and
               Related Transactions                   26
            Security Ownership of Certain
               Beneficial Owners and
               Management                             28
            Selling Stockholders                      30
            Description of Securities                 30
            Market for Common Equity and
               Related Stockholder Matters            33
            Plan of Distribution                      34
            Index to Consolidated Financial           F-1
               Statements

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24. Indemnification of Directors and Officers.

      Under Section 78.751 of the Nevada General Corporation Law, as amended, a director, officer, employee or agent of a Nevada corporation may be entitled to indemnification by the corporation under certain circumstances against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation.

      The Company is obligated under its Articles of Incorporation to indemnify any of its present or former directors who served at the Company's request as a director, officer or member of another organization against expenses, judgments, fines and amounts paid in settlement of claims brought against them by a third person or by or in right of the corporation if such director acted in good faith or in a manner such director reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, if such director had no reason to believe his or her conduct was unlawful. However with respect to any action by or in the right of the Company, the Articles of Incorporation prohibit indemnification in respect of any claim, issue or matter as to which such director is adjudged liable for negligence or misconduct in the performance is his or her duties to the Company, unless otherwise ordered by the relevant court. The Company's Articles of Incorporation also permit it to indemnify other persons except against gross negligence or willful misconduct.

      The Company is obligated under its bylaws to indemnify its directors, officer and other persons who have acted as a representatives of the Company at its request to the fullest extent permitted by applicable law as in effect from time to time, except for costs, expenses or payments in relation to any matter as to which such officer, director or representative is finally adjudged derelict in the performance of his or her duties, unless the Company has received an opinion from independent counsel that such person was not so derelict.

      In addition, pursuant to indemnification agreements that the Company has entered into with each of its directors, the Company has agreed to indemnify its directors to the fullest extent permitted by applicable corporate law and its Articles of Incorporation. The indemnification agreements also provide that, upon the request of a director and provided that director undertakes to repay amounts that turn out not to be reimbursable, that director is entitled to reimbursement of litigation expenses in advance of the final disposition of the legal proceeding.

      The Nevada General Corporation Law, as amended, also permits a corporation to limit the personal liability of its officers and directors for monetary damages resulting from a breach of their fiduciary duty to the corporation and its stockholders. The Company's Articles of Incorporation limit director liability to the maximum extent permitted by The Nevada General Corporation Law, which presently permits limitation of director liability except (i) for a director's acts or omissions that involve intentional misconduct, fraud or a knowing violation of law and (ii) for a director's willful or grossly negligent violation of a Nevada statutory provision that imposes personal liability on directors for improper distributions to stockholders. As a result of the inclusion in the Company's Articles of Incorporation of this provision, the Company's stockholders may be unable to recover monetary damages against directors as a result of their breach of their fiduciary duty to the Company and its stockholders. This provision does not, however, affect the availability of equitable remedies, such as injunctions or rescission based upon a breach of fiduciary duty by a director.

      The Company currently maintains liability insurance in the amount of $1,000,000 for the benefit of its officers and directors.

Item 25. Other Expenses of Issuance and Distribution.

      The estimated expenses, other than underwriting discounts and commissions, in connection with the Offering are as follows:

             SEC Registration Fee..............................    $ 1,500*
             Nasdaq Fees.......................................      7,500*
             Blue Sky Fees and Expenses........................      5,000*
             Printing Expenses.................................        -0-*
             Legal Fees and Expenses...........................     15,000*
             Accounting Fees and Expenses......................      5,000*
             Transfer Agent Fees and Expenses..................        100*
             Miscellaneous.....................................        -0-*
                                                                ================
                                                                   $34,100*
                                                                ================
            ----------

            *Estimated.

Item 26. Recent Sales of Unregistered Securities.

      The following securities of the Company were sold by the Company during the past three years without being registered under the Securities Act:

      On October 19, 1995, the Company received $500,000 and issued $500,000 in principal amount of 8.5% convertible debentures due on October 19, 1997. As of May 31, 1996, $250,000 principal amount debentures remained outstanding. On December 4, January 19, March 6, April 16, June 27 and August 14, 1996, the subscriber converted a total of $350,000 of debentures for 104,647 common shares of the Company. On August 20, 1996 the Company purchased the balance of the outstanding convertible debentures for $150,000 plus accrued interest of $10,793.84. The securities issued in this private transaction were exempt from registration under Section 4(2) of the Securities Act.

      The Company received $974,998.50 from the proceeds of the private sale pursuant to Regulation D of 557,142 shares of Common Stock at a price of $1.75 per share. Included as additional paid in capital were $35,000 of legal expenses associated with the private placement memorandum and commission expenses of $48,750.


     On March 5, 1996, the Company issued warrants to purchase 297,125 shares of the Company's Common Stock to ATI in exchange for the Company's exclusive use of the "ATI" trademark. The exercise price is equal to the lessor of $4.30 per share or a 40% discount to the average closing bid price. The average closing bid price is calculated based on the average of the closing bid prices of the Company's Common Stock as reported by the NASDAQ SmallCap stock market for the five trading days immediately preceding the date of the exercise of the warrant. The warrants provide that 59,425 were immediately vested on March 5, 1996, an additional 59,425 vested on March 5, 1997, and the balance become vested in three equal annual installments. The market price at issuance was $4.30 per share. The securities issued in this private transaction were exempt from registration under Section 4(2) of the Securities Act.



     On May 31, 1996 the Company issued 580,646 shares of Series B 8% Cumulative Convertible Redeemable Preferred Stock with a stated value of $7.75 per share totaling $4,500,000 in a private placement to potential foreign investors pursuant to Regulation S. The Company received proceeds, net of commissions of approximately $630,000, equal to $3,870,000. On July 23 and November 20, 1996, the Private Placement Holder converted $65,100 (8,400 shares) and $39,998 (5,161 shares) of the Series "B" Preferred Stock plus accrued dividends of $756.23 and $1,472.79 respectively, into 18,816 and 162,261 shares of Common Stock.



     On September 5, 1996, the Company acquired the customer list of Dino Oil, Inc. in exchange for 200,000 shares of the Company's Common Stock at $1.25 per share and $100,000.


     In March 1995 and March 1996, the Company issued 1,925 and 2,250 shares of Common Stock, respectively, at a price of $2.50 and $5.38 per share, as employee compensation.

     In January 1997, the Company issued 200,000 shares of Common Stock to an employee at a price of $0.50 per share. The Company also issued 22,500 shares of Common Stock in August 1996 and an additional 22,500 shares of Common Stock in September 1997, in each case at a price of $2.00 per share, to Donnie and Vito Tarricone in private transactions.

Item 27. Exhibits.

       Exhibit
       Number      Description

       3.1         Articles Of Incorporation of the Company, as amended.*

       3.2         By-laws of the Company.*

       3.3 Certificate to set forth Designations, Voting Powers, Preferences, Limitations, Restrictions and Relative Rights of series A 7.5% Cumulative Convertible Redeemable Preferred Stock**

       3.4 Certificate of Amendment and Restatement to Certificate to Set Forth Designations, Voting Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series B 8% Cumulative Convertible Redeemable Preferred Stock, $.001 Par Value*****

       4.1         Specimen Common Stock Certificate.*

       4.2         Specimen Series A Preferred Stock Certificate**

       4.3         Specimen Series B Preferred Stock Certificate***

       4.4         Halstead Energy Corp. Amended and Restated 1996 Stock
                   Option Plan****

       5           Opinion of Piper & Marbury L.L.P. (contains Consent of
                   Counsel)*****

       10.1 Agreement and Plan of Reorganization dated as of July 5, 1993 between Halstead Quinn Propane, Inc. and the Company.*

       10.2        Lease Agreement between HQ Propane and ATI.*

       10.5        Management Agreement by and between HQ Propane and ATI.*

       10.6 Form of Employment Agreement by and between the Company and Claire E. Tarricone.*

       10.7 Form of Employment Agreement by and between the Company and Anthony Tarricone.*

       10.8 Form of Employment Agreement by and between the Company and Joseph Tarricone.*

       10.9 Promissory Note, dated August 31, 1993, of ATI in favor of HQ Propane.*

       10.10       ATI Purchase Agreements**

       10.11 Agreement & Plan of Reorganization by and among Halstead Energy Corp., Allan Cianflone and Jack Troccoli.**

       10.12 Consulting and Warrant Compensation Agreement between the Company and Boulder Financial Group.****

       10.13 Restructuring Agreement, dated September 24, 1997, by and among the Company, Infinity Investors Limited, Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone.*****

       10.14       12%  Subordinated   Promissory  Note  of  the  Company  dated
                   September 24, 1997.*****

       21.1        Subsidiaries of the Small Business Issuer**

       23.1        Consent of Piper & Marbury L.L.P. (contained in Exhibit 5)

       23.2        Consent of Mahoney Cohen & Company, CPA, P.C.

       23.3        Consent of Goldman & Murphy, L.L.P.
---------------------------

* Incorporated by reference to the Company's Registration Statement on Form SB-2 filed with the SEC on November 19, 1993.

** Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on December 14, 1996.

***Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed with the SEC on July 15, 1996.

**** Incorporated by reference to the Company's  Registration  Statement on Form
   S-8 filed with the SEC on September 10, 1997.

***** Incorporated by reference to the Company's Registration Statement on Form
   SB-2/A filed with the SEC on December 1, 1997.
                          --------------------------

Item 28. Undertakings.

      (a) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

            (i)  include  any  prospectus   required  by  section   10(a)(3)  of
      Securities Act of 1933, as amended (the "Securities Act");

            (ii) reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the high or low end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

            (iii) include any additional or changed material  information on the
      plan  of  distribution  not  previously   disclosed  in  the  registration
      statement or any material change to such information in the registration statement.

      PROVIDED HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The Company hereby undertakes that it will:

            (1) For determining any liability under the Securities Act, treat the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

            (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Mount Kisco, State of New York, on March 12, 1998.

                                          HALSTEAD ENERGY CORP.

                                          By   /s/ Claire E. Tarricone
                                               ---------------------------------
                                               Claire E. Tarricone
                                               President

      Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.



      /s/ Claire E. Tarricone     President and Director      March 12, 1998
     Claire E. Tarricone



      /s/ Anthony J. Tarricone    Vice President, Secretary   March 12, 1998
     Anthony J. Tarricone            and Director



      /s/ Joseph A. Tarricone     Vice President, Treasurer   March 12, 1998
     Joseph A. Tarricone             and Director

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                              HALSTEAD ENERGY CORP.
                                   ----------

                                    EXHIBITS
                                       TO
                                   FORM SB-2/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  EXHIBIT INDEX

       Exhibit
       Number      Description

       3.1         Articles Of Incorporation of the Company, as amended.*

       3.2         By-laws of the Company.*

       3.3 Certificate to set forth Designations, Voting Powers, Preferences, Limitations, Restrictions and Relative Rights of series A 7.5% Cumulative Convertible Redeemable Preferred Stock**

       3.4 Certificate of Amendment and Restatement to Certificate to Set Forth Designations, Voting Powers, Preferences, Limitations, Restrictions, and Relative Rights of Series B 8% Cumulative Convertible Redeemable Preferred Stock, $.001 Par Value*****

       4.1         Specimen Common Stock Certificate.*

       4.2         Specimen Series A Preferred Stock Certificate**

       4.3         Specimen Series B Preferred Stock Certificate***

       4.4         Halstead Energy Corp. Amended and Restated 1996 Stock
                   Option Plan****

       5           Opinion of Piper & Marbury L.L.P. (contains Consent of
                   Counsel)*****

       10.1 Agreement and Plan of Reorganization dated as of July 5, 1993 between Halstead Quinn Propane, Inc. and the Company.*

       10.2        Lease Agreement between HQ Propane and ATI.*

       10.5        Management Agreement by and between HQ Propane and ATI.*

       10.6 Form of Employment Agreement by and between the Company and Claire E. Tarricone.*

       10.7 Form of Employment Agreement by and between the Company and Anthony Tarricone.*

       10.8 Form of Employment Agreement by and between the Company and Joseph Tarricone.*

       10.9 Promissory Note, dated August 31, 1993, of ATI in favor of HQ Propane.*

       10.10       ATI Purchase Agreements**

       10.11 Agreement & Plan of Reorganization by and among Halstead Energy Corp., Allan Cianflone and Jack Troccoli.**

       10.12 Consulting and Warrant Compensation Agreement between the Company and Boulder Financial Group.****

       10.13 Restructuring Agreement, dated September 24, 1997, by and among the Company, Infinity Investors Limited, Claire E. Tarricone, Anthony J. Tarricone and Joseph A. Tarricone.*****

       10.14       12%  Subordinated   Promissory  Note  of  the  Company  dated
                   September 24, 1997.*****

       21.1        Subsidiaries of the Small Business Issuer**

       23.1        Consent of Piper & Marbury L.L.P. (contained in Exhibit 5)

       23.2        Consent of Mahoney Cohen & Company, CPA, P.C.

       23.3        Consent of Goldman & Murphy, L.L.P.
---------------------------

* Incorporated by reference to the Company's Registration Statement on Form SB-2 filed with the SEC on November 19, 1993.

** Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the SEC on December 14, 1996.

***Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed with the SEC on July 15, 1996.

**** Incorporated by reference to the Company's  Registration  Statement on Form
   S-8 filed with the SEC on September 10, 1997.

***** Incorporated by reference to the Company's Registration Statement on Form
   SB-2/A filed with the SEC on December 1, 1997.
                          --------------------------